Exhibit (a)(1)(i)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

Rag Shops, Inc.
not owned by Crafts Retail Acquisition Corp.

at

$4.30 Net Per Share In Cash

by

Crafts Retail Acquisition Corp.
an affiliate of

Sun Capital Partners III, LP
and
Sun Capital Partners III QP, LP

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON WEDNESDAY, OCTOBER 20, 2004 UNLESS THE OFFER IS EXTENDED.
SHARES WHICH ARE TENDERED PURSUANT TO THE OFFER MAY BE
WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

We are offering to purchase all of the outstanding shares of the common stock of Rag Shops, Inc. that are not owned by us. The terms of our offer are described in this offer to purchase and the accompanying letter of transmittal, together with any amendments or supplements hereto or thereto. We are making the offer pursuant to an agreement and plan of merger dated as of September 13, 2004 among Crafts Retail Holding Corp., Crafts Retail Acquisition Corp. and Rag Shops, Inc. The board of directors of Rag Shops has approved the offer, the merger agreement and the merger described in this offer to purchase and has determined that the terms of the offer and the merger are advisable, fair to, and in the best interests of, the stockholders of Rag Shops and recommends that stockholders accept the offer and tender their shares pursuant to the offer.

The offer is subject to a number of conditions set forth in this offer to purchase. See "The Tender Offer – Section 14 – Conditions to the Offer."

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved of the offer or the merger, passed upon the merits or fairness of the offer or the merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

IMPORTANT

If you desire to tender some or all of your shares of Rag Shops' common stock, you should either:

•	complete and sign the enclosed letter of transmittal (or a copy thereof) in accordance with the instructions in the letter of transmittal, mail or deliver it, together with any other required documents, to the depositary and either deliver the certificates representing your shares to the depositary or tender your shares pursuant to the procedures for book-entry transfer set forth under the heading "The Tender Offer – Section 3 – Procedure for Tendering Shares" in this offer to purchase; or

•	request your broker, dealer, commercial bank, trust company or other nominee to tender your shares for you.

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee.

If you want to tender your shares and the certificates representing your shares are not immediately available, or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your shares by following the procedures for guaranteed delivery set forth under the heading "The Tender Offer – Section 3 – Procedure for Tendering Shares" in this offer to purchase.

You may direct questions and requests for assistance to the information agent named below at the address and telephone numbers set forth on the back cover of this offer to purchase. You should direct requests for additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery and the guidelines for certification of taxpayer identification number on Substitute Form W-9 to the information agent. You may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

September 22, 2004

SUMMARY TERM SHEET

The following is a brief summary of the material terms of the offer and some of the questions you, as a stockholder of Rag Shops, may have together with answers to those questions. We urge you to carefully read the remainder of this offer to purchase, any documents incorporated by reference or otherwise referred to elsewhere in this offer to purchase and the letter of transmittal, because the information in this summary is not complete, and it may not contain all the information that is important to you. In this offer to purchase, we sometimes refer to ourselves as "Purchaser" and to Rag Shops, Inc. as the "Company" or "Rag Shops."

We are offering to purchase all of the outstanding shares of Rag Shops' common stock, par value $0.01 per share, not owned by us for $4.30 per share in cash, net to the seller without interest. We are a wholly owned subsidiary of Crafts Retail Holding Corp. and an affiliate of Sun Capital Partners III, LP and Sun Capital Partners III QP, LP. Throughout this offer to purchase, we refer to the shares of Rag Shops' common stock subject to the offer as the "shares."

•	We are proposing to acquire all of the shares not owned by us at a price of $4.30 per share subject to the terms and conditions set forth in this offer to purchase and the letter of transmittal. The consummation of the offer is not contingent upon a minimum percentage of shares being tendered. See "The Tender Offer – Section 1 – Terms of the Offer" – for a description of the terms of this offer to purchase.

•	We currently own approximately 55.7% of the outstanding shares. We acquired these shares on September 13, 2004 at a price of $4.30 per share in a transaction with some of the directors, officers and other stockholders of the Company. See "The Tender Offer – Section 11 – The Merger Agreement and Certain Other Agreements – Stock Purchase Agreement" for a description of the terms of our purchase of these shares.

•	If the offer is completed, subject to the terms and conditions of the merger agreement, we expect to be merged into the Company. The merger is conditioned on, among other things, our beneficial ownership following the offer of a number of shares that, together with all of the shares we already own, constitutes at least 90% of the shares on a fully-diluted basis. Throughout this offer to purchase, we sometimes refer to this number of shares as the "90% threshold." This will enable us to complete the merger under the "short form" merger provisions of the Delaware General Corporation Law, or the "DGCL." Under Section 253 of the DGCL, we may effect a "short form" merger without the affirmative vote of, or prior notice to, the Company's board of directors or stockholders if we own, on a fully diluted basis, at least 90% of the shares of the Company's common stock. If we waive the 90% threshold, we may proceed to secure the approval of the merger agreement by a vote of the Company's stockholders at a meeting called for that purpose, which approval may be obtained without the vote of any stockholder other than Purchaser. See "The Tender Offer – Section 12 – Merger and Appraisal Rights; 'Going Private' Rules."

•	This is a "going private" transaction. As a result of the merger:

•	Crafts Retail Holding would own directly or indirectly all of the equity interests in the Company;

•	Current stockholders would no longer have any interest in the Company's future earnings or growth;

•	The Company would no longer be a public company, and its financial statements would no longer be publicly available; and

•	The Company's common stock would no longer trade on the Nasdaq SmallCap Market.

See "Special Factors – Section 3 – Effect of the Offer and the Merger" for more information on the effects of the offer and the merger.

•	The tender offer has been commenced with the prior approval of the Company's board of directors. See "Special Factors – Section 1 – Background of the Offer; Purpose of the Offer and the Merger" and "Section 2 – Plans for the Company." The Company's board of directors has

i

advised stockholders of its position on the offer and the merger in a filing on Schedule 14D-9 with the Securities and Exchange Commission, or the "Commission," made on the date of this offer to purchase.

•	Stockholders who sell their shares in the offer will, if the offer is completed, receive cash for their shares sooner than stockholders who wait for the merger, but stockholders who tender will not be entitled to a judicial appraisal of the fair value of their shares under Delaware law. If the offer is completed, any stockholders who do not tender their shares may exercise such appraisal rights in accordance with Section 262 of the DGCL following notice of the merger. See "The Tender Offer – Section 12 – Merger and Appraisal Rights; 'Going Private' Rules" and "Schedule C" for more information on appraisal rights.

QUESTIONS AND ANSWERS ABOUT THE OFFER

Who is offering to buy my shares?

Our name is Crafts Retail Acquisition Corp. and we are a Delaware corporation formed for the purpose of making a tender offer for all of the common stock of the Company, other than the 55.7% of the common stock that we now own. We are a wholly owned subsidiary of Crafts Retail Holding, a corporation organized under the laws of Delaware. Crafts Retail Holding and Crafts Retail Acquisition are affiliates of Sun Capital Partners III, LP and Sun Capital Partners III QP, LP, each a limited partnership under the laws of Delaware. See "Introduction" and "The Tender Offer – Section 9 – Certain Information Concerning the Purchaser Group."

What shares are being sought in the offer?

We are seeking to purchase all of the outstanding common stock of Rag Shops not already owned by us. See "Introduction" and "The Tender Offer – Section 1 – Terms of the Offer."

How much are you offering to pay and what is the form of payment?

We are offering to pay $4.30 per share of the Company's common stock, net to you, in cash without interest. If you are a registered record holder and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. See "Introduction."

Do you have the financial resources to make payment?

The offer is not contingent on obtaining additional sources of financing. It is anticipated that the source of funds for the offer and merger will be a combination of equity contributions from our affiliates Sun Capital Partners III, LP and Sun Capital Partners III QP, LP and loans from one or more banks or other institutional lenders. The exact form of any additional financing from banks or institutional lenders, to the extent available on commercially reasonable terms, has not been determined. In the event this additional financing cannot be obtained on terms that are satisfactory to us, in our sole discretion, we will obtain all the funds necessary to complete the offer and the merger out of equity contributions from our affiliates Sun Capital Partners III, LP and Sun Capital Partners III QP, LP. See "The Tender Offer – Section 10 – Source and Amount of Funds."

Is your financial condition relevant to my decision to tender in the offer?

Because the form of payment consists solely of cash and because the offer is for all outstanding shares not already owned by us and is not subject to any financing condition, we do not think our financial condition is relevant to your decision as to whether to tender in the offer.

How long do I have to decide whether to tender in the offer?

You will have at least until 11:59 P.M., New York City time, on October 20, 2004, to decide whether to tender your shares in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See "The Tender Offer – Section 1 – Terms of the Offer" and "– Section 3 – Procedure for Tendering Shares."

Can the offer be extended and if so under what circumstances?

Subject to the terms of the merger agreement, we can extend the offer without the Company's consent as follows:

•	if all conditions to the offer have not been satisfied or waived, we may from time to time extend the offer three times for periods of ten business days;

•	if, immediately prior to the expiration date of the offer (as it may be extended), the 90% threshold has not been satisfied, we may extend the offer, on one or more occasions, for an aggregate period of not more than ten business days;

•	we may extend the offer for any reason for up to two business days, provided that no more than three such extensions are permitted; and

•	we may elect to provide a "subsequent offering period" for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so.

See "The Tender Offer – Section 1 – Terms of the Offer."

How will I be notified if the offer is extended?

If we extend the offer, we will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the day after the day on which the offer was scheduled to expire.

What are the most significant conditions to the offer?

•	We are not obligated to purchase any tendered shares if there has been a material adverse effect on the Company or an event or circumstance that could reasonably be likely to result in a material adverse effect on the Company.

•	We are not obligated to purchase any tendered shares if the Company's board of directors has withdrawn, modified or changed in a manner adverse to us its approval or recommendation of the offer, the merger agreement or the merger.

•	The offer is also subject to a number of other conditions. See "The Tender Offer – Section 14 – Conditions to the Offer."

How do I tender my shares?

If you hold the certificates for your shares in your name, you should complete the enclosed letter of transmittal and enclose all the documents required by it, including your certificates and any required signature guarantees, and send them to the depositary at the address listed on the back cover of this offer to purchase. You may also tender your shares by following the procedures for book-entry transfer of shares, or by having a broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If your broker holds your shares for you in "street name," you must instruct your broker to tender your shares on your behalf. If you cannot comply with any of these procedures, you still may be able to tender your shares by using the guaranteed delivery procedures described in this document. In any case, the depositary must receive all required documents prior to the expiration date of the offer which is 11:59 p.m., October 20, 2004, unless extended. See "The Tender Offer – Section 3 – Procedure for Tendering Shares."

Until what time can I withdraw previously tendered shares?

You can withdraw shares at any time until the offer has expired and, if we have not by October 20, 2004 agreed to accept your shares for payment, you can withdraw them at any time after such date until we accept shares for payment. This right to withdraw will not apply to any "subsequent offering period", if one is included. See "The Tender Offer – Section 1 – Terms of the Offer" and "– Section 4 – Withdrawal Rights."

What is the procedure for withdrawing tendered shares?

For as long as you still have a right to withdraw the tendered shares, you may withdraw tendered shares by sending a written or facsimile transmission notice of withdrawal to the depositary if your shares are held in your name or to your broker, dealer, commercial bank, trust company or other nominee if they are held in their name. In general, in order for the notice to be effective, notice of the withdrawal must be received by the depositary prior to the expiration of the offer and must include the name of the stockholder that tendered the shares, the number of shares to be withdrawn and the name in which the tendered shares are registered. See "The Tender Offer – Section 1 – Terms of the Offer" and "– Section 4 – Withdrawal Rights."

What does the Company's board of directors think of the offer?

We are making the offer pursuant to a merger agreement among us, Crafts Retail Holding and the Company. The Company's board of directors approved and adopted the merger agreement, the offer and our proposed merger with the Company. The actions of the Company's board of directors were unanimous, with Stanley Berenzweig and Jeffrey C. Gerstel abstaining due to their interest in the transactions. The board of directors of the Company has determined that the offer and the merger are advisable, fair to and in the best interests of the Company and its stockholders and recommends that stockholders tender their shares in the offer. The factors considered by the board of directors of the Company in arriving at its decision to approve and adopt the merger agreement, the offer, and the merger are described in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 which has been filed with the Commission and is being mailed to Company stockholders together with this offer to purchase. See "Introduction" and "Special Factors – The Company's Position Regarding the Fairness of the Offer."

Will the offer be followed by a merger if all the Company shares are not tendered in the offer?

If we accept for payment and pay for shares tendered in the offer, subject to the terms and conditions of the merger agreement, we expect to be merged with and into the Company. The Company will be the surviving corporation and will become a wholly owned subsidiary of Crafts Retail Holding. In the merger, stockholders who did not tender their shares will receive $4.30 per share in cash (or any other higher price per share which is paid in the offer) in exchange for their shares without any interest thereon, subject to any stockholder's right to demand an appraisal of his or her shares pursuant to Delaware law. If the 90% threshold is satisfied, we may be able to effect the merger without convening a meeting and without the vote of stockholders. You should be aware that if we waive the 90% threshold with respect to the merger, we may proceed to secure the approval of the merger agreement by a vote of the Company's stockholders at a meeting called for that purpose, which approval may be obtained without the vote of any stockholder other than Purchaser. See "Special Factors – Section 1 – Background of the Offer; Purpose of the Offer and the Merger" and "–Section 2 – Plans for the Company." The consummation of the offer is not subject to a minimum percentage of shares being tendered.

If I decide not to tender, how will the offer and the merger affect my shares?

If you don't tender your shares and the merger described above takes place, your shares will be cancelled. Unless you exercise dissenters' rights under Delaware law (see Schedule C), you will receive the same amount of cash per share without interest which you would have received had you tendered your shares in the offer. Therefore, if we accept shares in the offer and the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. If we accept shares for payment pursuant to the offer and one of the conditions to the merger is not satisfied or waived and the merger does not take place, the number of stockholders and the number of shares which are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Company common stock. Also, the shares may no longer be eligible to be traded on the Nasdaq SmallCap Market or any other stock market, and the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See "Special Factors – Section 3 – Effect of the Offer and the Merger."

What is the market value of my shares as of a recent date?

On September 10, 2004, the last trading day before the Company and Crafts Retail Holding announced that they had signed the merger agreement, the high and low sale prices of the shares reported on the Nasdaq SmallCap Market were both $3.49 per share. We advise you to obtain a recent quotation for shares of the Company in deciding whether to tender your shares. See "The Tender Offer – Section 6 – Price Range of the Shares; Dividends on the Shares."

What are the U.S. federal income tax consequences of tendering shares?

The receipt of cash for shares pursuant to the offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state and local income tax purposes as well. In general, a stockholder who receives cash for tendered shares pursuant to the offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the shares sold pursuant to the offer or exchanged for cash pursuant to the merger. If the shares tendered or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income rates. Because individual circumstances may differ, you should consult your tax advisor to determine the particular tax effects to you. See "The Tender Offer – Section 5 – Certain United States Federal Income Tax Consequences."

Whom can I talk to if I have questions about the offer?

You can call D.F. King & Co., Inc. at (800) 769-4414 (toll free). D.F. King & Co., Inc. is acting as the information agent for our tender offer. See the back cover of this offer to purchase.

v

To the Holders of Common Stock of
Rag Shops, Inc.

INTRODUCTION

We hereby offer to purchase all outstanding shares of Rag Shops' common stock, par value $0.01 per share, not owned by us for $4.30 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal which, together with any amendments or supplements hereto or thereto, collectively constitute the "offer." Throughout this offer to purchase, we sometimes refer to the price per share for which we offer to purchase shares in the offer as the "offer price."

Tendering stockholders of record who tender their shares directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the letter of transmittal, stock transfer taxes on the purchase of shares by us pursuant to the offer. Stockholders who hold their shares through a bank or broker should check with such institution as to whether they charge any service fees. Purchaser will not pay such service fees. Purchaser will pay all fees and expenses of The Colbent Corporation, as depositary, and D.F. King & Co., Inc., as information agent, incurred in connection with the offer and in accordance with the terms of the agreements entered into between Purchaser and/or Crafts Retail Holding and each such person. See "The Tender Offer – Section 16 – Fees and Expenses."

The purpose of the offer is to acquire for cash as many outstanding shares as necessary for us to own at least 90% of the shares as a first step in acquiring the entire equity interest in the Company. The offer is being made pursuant to an agreement and plan of merger dated as of September 13, 2004 among Crafts Retail Holding, Purchaser and the Company. Pursuant to the merger agreement and, subject to the DGCL, as soon as practicable after the completion of the offer and satisfaction or waiver, if permissible, of all conditions to the merger, Purchaser will be merged with and into the Company and the separate corporate existence of Purchaser will thereupon cease. The merger, as effected pursuant to the immediately preceding sentence, is referred to as the "merger," and the Company, as the surviving corporation of the merger, is sometimes referred to as the "surviving corporation." You should be aware that if we waive the 90% threshold with respect to the merger, we may proceed to secure the approval of the merger agreement by a vote of the Company's stockholders at a meeting called for that purpose, which approval may be obtained without the vote of any stockholder other than Purchaser. At the effective time of the merger, each share then outstanding (other than any shares held by Crafts Retail Holding, Purchaser, the Company or their respective subsidiaries, and shares held by stockholders who properly perfect their dissenters' rights under the DGCL) will be cancelled and converted into the right to receive $4.30 in cash (or any higher price per share paid in the offer), without interest. The merger agreement is more fully described in Section 11 – "The Merger Agreement and Certain Other Agreements."

The board of directors of the Company has approved the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, and has determined that the offer and the merger are advisable, fair to, and in the best interests of, the Company's stockholders and recommends that the stockholders accept the offer and tender their shares pursuant to the offer.

The factors considered by the board of directors of the Company in arriving at its decision to approve the merger agreement, the offer, and the merger are described in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") which has been filed with the Commission and is being mailed to holders of shares along with this offer to purchase. All directors voted in favor of the merger agreement, the offer, and the merger other than those directors abstaining from the vote due to their interest in the transactions. See Section 11 – "The Merger Agreement and Certain Other Agreements – Stock Purchase Agreement."

SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., or "SunTrust," has delivered to the Company's board of directors its opinion, dated as of September 13, 2004, to the effect that, as of such date and based upon and subject to certain assumptions and matters stated therein, the consideration to be received in the offer and the merger by the holders of shares pursuant to the offer and the merger are fair, from a financial point of view, to such holders. A copy of the opinion, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken, is attached as Annex A to the Schedule 14D-9. Holders of shares are urged to read the Schedule 14D–9 and SunTrust's opinion carefully.

The offer is subject to a number of conditions set forth in this offer to purchase. See "The Tender Offer – Section 14 – Conditions to the Offer."

The Company has informed the Purchaser that, as of September 13, 2004, there were: (a) 4,797,983 shares issued and outstanding; and (b) 146,700 shares subject to outstanding options to purchase shares from the Company. Based upon the foregoing and assuming that no shares or options are otherwise issued after September 13, 2004, Purchaser believes there are up to approximately 4,944,683 shares outstanding on a fully diluted basis. Accordingly, Purchaser would satisfy the 90% threshold, one of the conditions to proceed with the merger, if there are 1,779,016 shares validly tendered and not withdrawn prior to the expiration of the offer. The actual number of shares required to be tendered to satisfy the 90% threshold will depend upon the actual number of fully diluted shares on the date that the offer is scheduled to expire. Pursuant to the merger agreement, we may waive the 90% threshold without the Company's consent. You should be aware that if we waive the 90% threshold with respect to the merger, we may proceed to secure the approval of the merger agreement by a vote of the Company's stockholders at a meeting called for that purpose, which approval may be obtained without the vote of any stockholder other than Purchaser. If following the offer we own more than 90% of the outstanding shares, we will be able to effect the merger without convening a meeting and without the vote of stockholders. See "Special Factors – Section 2 – Plans for the Company."

On September 13, 2004, Crafts Retail Holding and Purchaser entered into a stock purchase agreement with some of the directors, officers and other persons who are stockholders of the Company and who collectively own 2,671,199 shares and options to purchase 30,000 shares. Pursuant to the stock purchase agreement, Purchaser acquired 2,671,199 shares, which represent approximately 55.7% of the Company's issued and outstanding shares. In addition, each stockholder party to the stock purchase agreement agreed to tender their shares issuable upon exercise of their options in accordance with the terms of the offer. See "The Tender Offer – Section 11 – The Merger Agreement and Certain Other Agreements – Stock Purchase Agreement."

Certain U.S. federal income tax consequences of the sale of shares pursuant to the offer and the conversion of shares pursuant to the merger are described in "The Tender Offer – Section 5 – Certain United States Federal Income Tax Consequences."

This offer to purchase and the related letter of transmittal contain important information and should be read in their entirety before any decision is made with respect to the offer.

SPECIAL FACTORS

1.    Background of the Offer; Purpose of the Offer and the Merger

        Background of the Offer

On May 13, 2004, an affiliate of Purchaser executed a confidentiality agreement with SunTrust, who executed the agreement on the Company's behalf. Representatives of SunTrust and Purchaser had numerous conferences over the next several weeks with respect to the Company.

During the week of June 3, 2004, we submitted our initial indication of interest to SunTrust. Meetings between the Company's management, SunTrust and us were held between June 14, 2004 and July 13, 2004.

On July 13, 2004, SunTrust sent out process letters, together with a draft of the merger agreement prepared by Sills Cummis Epstein & Gross P.C., the Company's legal counsel, to us as a potential bidder. The process letters asked the potential bidders to submit a non-binding proposal to acquire the Company by July 22, 2004. SunTrust also requested that any proposal be accompanied by the bidder's comments to the merger agreement and specify any conditions to which the proposal would be subject.

On July 27, 2004, Purchaser sent SunTrust its non-binding proposal to acquire all of the fully-diluted outstanding shares of the Company's common stock by means of a cash tender offer or merger at a price of $4.17 per share plus the assumption of the Company's debt as of the closing date. The proposal was subject to certain conditions, including the satisfactory completion of our due diligence investigation and the negotiation and execution of definitive documents. In addition, the proposal requested a 60-day exclusivity period and assumed a normalized level of working capital. We also sent to SunTrust our preliminary comments to the merger agreement. SunTrust engaged in preliminary discussions with us with respect to our proposals. During this time, SunTrust also continued discussions with each of the other bidders concerning their proposals.

On July 29, 2004, the Company's board of directors met to discuss, among other things, the status of discussions with parties potentially interested in strategic transactions with the Company, including Purchaser. Also in attendance were representatives of Sills Cummis and SunTrust. SunTrust reviewed in detail the process that resulted in the expression of interest from us (and the expressions of interest from others) and indicated that it had substantially completed the process of soliciting proposals. SunTrust then highlighted for the board the 4 proposals received by SunTrust. Sills Cummis then discussed the details of the proposals in greater depth. At the conclusion of the meeting, the board instructed SunTrust to provide additional information to the bidders and to solicit final and best proposals from each bidder.

Following the meeting of the Company's board, SunTrust contacted the bidders. Over the next few days, the Company's board of directors met several times to discuss the status of negotiations.

On August 2, 2004, SunTrust contacted Sun and asked Sun to raise its proposed offer price to $4.30 per share, to eliminate the normalized working capital assumption, to assume the payment of the outstanding stock options, and to reduce the exclusivity period from 60 days to 30 days. Sun agreed to these terms telephonically, with the one addition to the offer stating that the 30-day exclusivity period would be extended by 15 days, if we still needed more diligence information from the Company. SunTrust also contacted each of the other bidders and asked them to raise their proposed offer price by noon on August 3, 2004.

On August 3, 2004, Purchaser submitted a revised non-binding written proposal to acquire all of the fully-diluted outstanding shares of the Company's common stock by means of a cash tender offer or merger at a price of $4.30 per share plus the assumption of debt and agreed and to shorten the exclusivity period to 30 days so long as there was an option to extend the exclusivity period by 15 days if we have not timely provided Purchaser with the information it reasonably needs to complete its evaluation of us. This proposal superceded our July 27, 2004, proposal. The proposal was subject to certain conditions, including the satisfactory completion of our due diligence investigation and the negotiation and preparation of definitive agreements. We also agreed to remove the assumption that there be a normalized level of working capital. No other revised proposals were received from the other bidders.

On August 3, 2004, the Company's board of directors held a meeting for the purpose of evaluating the revised proposals. In attendance were all of the members of the Company's board, representatives of SunTrust and representatives of Sills Cummis. SunTrust presented a comparative analysis of the bids and discussed the bids in detail with the board. Sills Cummis then reviewed the proposals in greater depth. At the conclusion of the discussions, the board determined that it should enter into exclusive discussions with Purchaser, a condition precedent to our willingness to proceed. The determination was based on a consideration of our proposed purchase price of $4.30 per share, which represented a premium over the next highest bid, as well as a consideration of the terms, conditions and contingencies of the bid (including, among other things, the fact that our proposal did not have any financing contingency), our proposed timeline for due diligence and negotiation, our proven record of successfully completing similar transactions, our financial commitment and level of effort at this point in the process and the assessment of the likelihood that the proposed transaction would be successfully completed. The board was particularly impressed with Purchaser's interest in completing the offer and merger as soon as possible. At that meeting, the board approved our proposal and executed a non-binding letter of intent.

Following that meeting, SunTrust contacted the remaining bidders and informed them that the Company had executed a non-binding letter of intent with us.

On August 5, 2004, in furtherance of our due diligence investigation of the Company, our representatives visited the Company's offices and facilities and met with members of the Company's management. Our accountants, insurance advisors and benefits advisors also visited the Company's facilities in connection with their due diligence investigation of the Company.

During the month of August, in furtherance of our due diligence investigation of the Company, Hughes Hubbard & Reed LLP, legal counsel to Purchaser and its affiliates, held multiple telephonic meetings with Sills Cummis and the Company to discuss legal due diligence items.

On August 10, 2004, Sills Cummis sent a memo to Hughes Hubbard in response to Purchaser's comments to the merger agreement. The parties then engaged in negotiations of the specific terms of the merger agreement. Negotiations continued through the month of August until September 7, 2004. Among the more significant issues negotiated were the termination provisions, the representations and warranties to be made by us and the conditions to the consummation of the offer and the merger.

On or about August 29, 2004, Hughes Hubbard sent to Sills Cummis a draft of the stock purchase agreement among Crafts Retail Holding, Purchaser and certain of the Company's stockholders pursuant to which they agreed to sell to Purchaser approximately 55.7% of the Company's outstanding common stock at a price per share equal to $4.30. Counsel for the selling stockholders, Wolff & Samson PC, and Hughes Hubbard proceeded to negotiate the stock purchase agreement through the remainder of August through September 7, 2004.

On September 7, 2004, the Company's board of directors convened a meeting for the purpose of determining whether to approve the merger agreement and the stock purchase agreement. At that meeting, prior to any board action, Sills Cummis reviewed the board's fiduciary duties and the material terms of the merger agreement, including the termination provisions and break-up fees. SunTrust rendered to the board an oral opinion (which opinion was confirmed by the delivery of a written opinion, dated September 13, 2004) to the effect that, as of the date of the opinion, and based upon and subject to certain matters stated in the opinion, the $4.30 net per share cash consideration to be received in the offer and the merger was fair, from a financial point of view, to the Company's stockholders. After further discussion and the evaluation of a number of factors, including those described below under "—Board's Recommendations" in the Company's Schedule 14D-9, the Company's board of directors, with Stanley Berenzweig and Jeffrey Gerstel abstaining, unanimously approved the merger agreement, the stock purchase agreement and other related agreements.

The same day we advised the Company that Crafts Retail Holding's board of directors acted by unanimous consent to approve the offer and the merger, subject to resolution of outstanding issues and finalization of definitive documentation.

On September 10, 2004, we informed the Company that we were not in a position to execute the merger agreement, the stock purchase agreement and the related documents because of Hurricane Ivan,

which was expected to make landfall in Florida on September 11 or 12. We were afraid of the impact Hurricane Ivan could have on the Company's business by destroying one or more of the Company's stores. Later that same day, the Company signed a letter with us extending our exclusivity period set forth in the letter of intent through and including September 17, 2004.

The merger agreement, the stock purchase agreement and other related agreements were executed, effective as of September 13, 2004, and the transaction was announced publicly through a press release issued by the Company on September 13, 2004.

On September 22, 2004, in accordance with the merger agreement, we commenced the offer.

Neither Purchaser nor its affiliates assumes responsibility for the accuracy or completeness of any information contained herein regarding Rag Shops' discussions with any person, other than Purchaser and its affiliates, and their respective representatives, or regarding any matters involving Rag Shops or its board of directors, other than matters in which Purchaser or its affiliates or their respective representatives directly participated. All such information has been provided to us by Rag Shops for inclusion herein.

Purpose of the Offer and the Merger.    The purpose of the offer and the merger is to enable Crafts Retail Holding to acquire control of, and the entire equity interest in, the Company. The offer is being made pursuant to the merger agreement and is intended to increase the likelihood that the merger will be effected. The purpose of the merger is to acquire all of the outstanding shares not purchased pursuant to the offer or the stock purchase agreement. The transaction is structured as a merger in order to ensure the acquisition by Crafts Retail Holding of all the outstanding shares. If the 90% threshold is satisfied, we may be able to effect the merger without convening a meeting and without the vote of stockholders. You should be aware that if we waive the 90% threshold with respect to the merger, we may proceed to secure the approval of the merger agreement by a vote of the Company's stockholders at a meeting called for that purpose, which approval may be obtained without the vote of any stockholder other than Purchaser.

As a third party seeking to acquire control of all of the equity interests in the Company, Crafts Retail Holding did not initially intend to effect a going private transaction. Purchaser and the Company discussed the alternative of structuring the acquisition of the Company by merger only. However, the acquisition by Purchaser of a controlling interest in the Company coupled with the tender offer followed by the merger offered the most expeditious means for Purchaser, then a third party, to acquire 100% control of the Company. Accordingly, the merger only approach, which would have required a stockholder vote, was rejected in favor of the current structure.

If the merger is consummated, the common equity interest of Crafts Retail Holding in the Company would increase to 100% and Crafts Retail Holding would be entitled to all benefits resulting from that interest. These benefits include complete management and control with regard to the future conduct of the Company's business and the right to any increase in its value. Similarly, Crafts Retail Holding will also bear the risk of any losses incurred in the operation of the Company and any decrease in the value of the Company.

Stockholders of the Company who sell their shares in the offer will cease to have any equity interest in the Company and any right to participate in its earnings and any future growth. If the merger is consummated, non-tendering stockholders will no longer have an equity interest in the Company and instead will have only the right to receive the merger consideration pursuant to the merger agreement or, if they perfect dissenter rights, the amount as determined by the applicable process under Delaware law. See "The Tender Offer – Section 12 – Merger and Appraisal Rights; 'Going Private' Rules." Similarly, after selling their shares in the offer or the subsequent merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.

The primary benefits of the offer and the merger to the stockholders of the Company are that such stockholders are being afforded an opportunity to sell all of their shares for cash at a price which represents a premium of approximately 23% over the closing market price of the shares on September 10, 2004, the last full trading day prior to the initial public announcement that the Company, Purchaser and Crafts Retail Holding executed the merger agreement.

2.    Plans for the Company

Purchaser and Crafts Retail Holding intend to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and to consider and determine what, if any, changes would be desirable in light of the circumstances which exist. Such changes could include, among others things, changes in the Company's business, corporate structure, certificate of incorporation, by-laws, capitalization, management or dividend policy.

Pursuant to the merger agreement, Crafts Retail Holding has nominated four individuals, Rodger R. Krouse, Marc J. Leder, T. Scott King and Clarence E. Terry, to serve as directors of the Company as soon as permitted by applicable rules of the Commission. This will enable us to control the Company's board of directors subject to the limitations set forth in the merger agreement. See "The Tender Offer – Section 11 – The Merger Agreement and Certain Other Agreements – Merger Agreement – The Company's Board of Directors." The merger agreement also provides that the directors and officers of Purchaser at the effective time of the merger will, from and after such time, be the initial directors and officers of the surviving corporation and that the charter and bylaws of Purchaser at the effective time of the merger will, from and after such time, be the initial charter and bylaws of the surviving corporation.

In connection with the merger agreement, Stanley Berenzweig resigned immediately prior to execution as the Chairman and Chief Executive Officer of the Company effective September 13, 2004. Purchaser intends to hire a new Chief Executive Officer and will be evaluating potential candidates to serve in that role over the near term.

We or our affiliates may, following the consummation or termination of the offer, seek to acquire additional shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as we shall determine, which may be more or less than the price to be paid pursuant to the offer. We, together with our affiliates, also reserve the right to dispose of any or all shares acquired by us, subject to the terms of the merger agreement.

Except as disclosed in this offer to purchase, and except as may be effected in connection with the evaluation of operations referred to above, neither Crafts Retail Holding nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations or sale or transfer of a material amount of assets, involving the Company or its subsidiaries, or any material changes in the Company's capitalization, corporate structure, business or composition of its management or the Company's board of directors.

3.    Effect of the Offer and the Merger

Net Book Value.    As of the date of this offer to purchase, based on the Company's unaudited financial statements at and for the nine months ended May 29, 2004, the interest of Purchaser in the Company's net book value and net loss was approximately 55.7%, or approximately $12,866,700 and $169,885, respectively. After giving effect to the transactions contemplated in connection with the consummation of the offer and the merger, the interest of Purchaser in the surviving corporation's net book value and net loss, on a consolidated basis, will be 100% due to their holding all of the outstanding capital stock. Thus, based on the Company's unaudited financial statements at and for the nine months ended May 29, 2004, Purchaser will have an interest of approximately $23,100,000 in the surviving corporation's net book value, and an interest of $305,000 in the surviving corporation's net loss. For a description of the percentage holdings of Purchaser and its affiliates, see Schedule B entitled "Security Ownership of Certain Beneficial Owners and Management."

Market for the Shares.    The purchase of shares by Purchaser pursuant to the offer will reduce the number of shares that might otherwise trade publicly and will reduce the number of holders of shares, which, depending upon the number of shares so purchased, could adversely affect the liquidity and market value of the remaining shares held by the public. Purchaser cannot predict whether the reduction in the number of shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares or whether it would cause future market prices to be greater or lesser than the offer price. Upon consummation of the merger, the Company will become a privately held corporation. Accordingly, former stockholders will not have the opportunity to participate in the earnings and growth of the Company after the offer and merger and will not have any right to vote on corporate matters. Similarly, former stockholders will not face the risk of losses generated by the Company's operations or decline in the value of the Company after the offer and merger.

Nasdaq Quotation.    Depending upon the number of Shares purchased pursuant to the offer, the shares may no longer meet the requirements for continued inclusion in the Nasdaq SmallCap Market, which requires, for continued listing, that there be at least 500,000 shares publicly held by at least 300 round lot holders, with a market value of at least $1,000,000. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the shares are not considered as being publicly held for this purpose. If the Nasdaq SmallCap Market were to cease to publish quotations for the shares, it is possible that the shares would continue to trade in the over-the-counter market and that prices or other quotations would be reported by other sources. The extent of the public market for such shares and the availability of such quotations would depend upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the shares on the part of securities firms, the possible termination of registration under the Securities Exchange Act of 1934 and other factors.

Exchange Act Registration.    The shares are currently registered under the Exchange Act. Registration of the shares under the Exchange Act may be terminated upon application of the Company to the Commission if the shares are not held by 300 or more holders of record. Termination of registration of the shares under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Company. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933 may be impaired or eliminated.

Purchaser may seek delisting of the shares from the Nasdaq SmallCap Market and the termination of the registration of the shares under the Exchange Act as soon after the completion of the offer as the requirements for such delisting and termination are met. If the Nasdaq SmallCap Market listing and the Exchange Act registration of the shares are not terminated prior to the merger, then the shares will be delisted from the Nasdaq SmallCap Market and the registration of the shares under the Exchange Act will be terminated following the consummation of the merger.

Margin Regulations.    The shares presently are "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which status has the effect, among other things, of allowing brokers to extend a limited amount of credit on the collateral of such securities. Depending upon factors similar to those described above regarding stock exchange listing and market quotations, it is possible that, following the offer, the shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the shares under the Exchange Act were terminated, as would be the case following the merger, the shares would no longer constitute "margin securities."

Employee Matters.    In connection with the merger agreement, the Company has caused the existing stock options used under the Company's plans (each described in the Company's annual report, dated as of August 30, 2003, as amended, and on file with the SEC as exhibits thereto) to vest and, if not exercised, terminate upon the consummation of the merger. See The Tender Offer – Section 11 – The Merger Agreement and Certain Other Agreements – Merger Agreement – Treatment of Options. In addition, pursuant to the merger agreement Crafts Retail Holding has agreed that for a period of three months following the effective time of the merger it will, or it will cause the surviving corporation to, provide each employee of the Company prior to the merger that remains an employee of the Company following the effective time of the merger with employee benefits that are substantially similar in the aggregate to the benefits provided to employees of the Company at the time of the signing of the merger agreement. See The Tender Offer – Section 11 – The Merger Agreement and Certain Other Agreements – Merger Agreement – Employee Benefits.

Tax Consequences.    The receipt of cash pursuant to the offer or the merger will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the offer or the merger and the stockholder's aggregate adjusted tax basis in the shares tendered by the stockholder and purchased pursuant to the offer or converted into cash in the merger, as the case may be. See The Tender Offer – Section 5 – Certain United States Federal Income Tax Consequences.

4.    Purchaser's Position Regarding the Fairness of the Offer

Under the rules of the Commission, Purchaser, Crafts Retail Holding, Sun Crafts Retail, LLC, Sun Capital Partners III, LP, Sun Capital Partners III QP, LP, Sun Capital Advisors III, LP and Sun Capital Partners III, LLC, to whom we collectively refer to as the "Purchaser group," are required to express their belief as to the fairness of the proposed offer to the Company's stockholders who are unaffiliated with them. Each member of the Purchaser group believes that the offer is both procedurally and substantively fair to such unaffiliated stockholders because among other things:

•	the consideration of $4.30 per share, all in cash, represents a premium of approximately 23% over the market closing price of $3.49, on September 10, 2004, the last trading day prior to public announcement of the merger agreement;

•	the $4.30 per share offer price and merger consideration and other terms and conditions of the merger agreement resulted from arm's-length negotiations between independent directors of the Company and Purchaser;

•	the $4.30 per share offer price and merger consideration are equal to the consideration paid to the controlling stockholders under the stock purchase agreement;

•	directors of the Company who are independent of and have no economic interest or expectation of an economic interest in Purchaser or its affiliates, have determined that the merger agreement and the offer and the merger are advisable, fair to, and in the best interests of, the Company's unaffiliated stockholders;

•	the offer price and merger consideration is all cash, thus eliminating any uncertainties in valuing the consideration to be received by the stockholders of the Company;

•	the merger agreement permits the Company to provide information and participate in negotiations with respect to parties who have submitted unsolicited written indications of interest or unsolicited acquisition proposals in the circumstances described in the merger agreement and, in either such case, to terminate the merger agreement to accept a superior proposal;

•	the merger agreement also provides that in the event that Crafts Retail Holding's designees are elected or appointed to the Company's board of directors, until the effective time of the merger, the Company board shall have at least three directors who are not stockholders or affiliates of Crafts Retail Holding or Purchaser and are otherwise considered independent directors within the meaning of the rules of the Nasdaq Stock Market, Inc. The independent directors have the sole power and authority, by a majority vote of such independent directors, from the acceptance for payment of shares pursuant to the offer and prior to the effective time of the merger, to: (1) amend or terminate the merger agreement by the Company; (2) exercise or waive any of the Company's rights, benefits or remedies under the merger agreement; or (3) take any other action under or in connection with the merger agreement if such action materially and adversely affects holders of shares other than Crafts Retail Holding or Purchaser;

•	neither the offer nor the merger is subject to any financing condition;

•	the board of directors of the Company conducted extensive negotiations with Purchaser and had the authority to reject the transactions proposed by Purchaser (these negotiations led to an increase in the cash consideration to be received by the holders of the Company's common stock to $4.30 per share);

•	Purchaser did not participate in or have any influence on the deliberative process of, or the conclusions reached by, the board of directors of the Company or the negotiating positions of such board;

•	the Company has had a recent history of net losses and there is uncertainty and risk associated with the Company achieving improved earnings performance;

•	Purchaser believes that the Company's operating margins are below industry averages and that the Company generally is underperforming relative to its peers;

•	the lack of liquidity and low trading volume with respect to the Company's common stock;

•	market prices and financial data relative to other companies engaged in the same or similar businesses as the Company, and the prices and other terms of recent acquisition transactions in the Company's industry;

•	the Company's financial advisor contacted, or was contacted by, 115 potential bidders over a five-month period and the Company received only 4 favorable bids;

•	certain challenges facing the Company, including competition in each part of the Company business from other industry participants;

•	Purchaser believes substantial information technology expenditures may be required to achieve performance levels comparable to industry standards;

•	the fact that the merger agreement provides for a prompt cash tender offer for all outstanding shares not already owned by us to be followed by the merger at the same cash price per share, thereby enabling our stockholders to obtain the benefits of the transaction at the earliest possible time, and thereby reduce the risk of intervening events;

•	that the offer and the merger would be taxable to the Company's stockholders and the cash paid to them pursuant to the offer or the merger could be used to satisfy any tax liability resulting from the offer or the merger; and

•	under Delaware law, the stockholders of the Company have the right to demand appraisal of their shares upon any merger following the offer.

The Purchaser group has not considered other factors, other than as stated above, regarding the fairness of the offer and the merger to the Company stockholders who are not affiliated with Purchaser. In particular, the Purchaser group has not independently considered with respect to the fairness of the offer and the merger the matters discussed in the paragraphs that follow.

In evaluating the fairness of the offer and the merger to the Company's unaffiliated stockholders, the Purchaser group did not consider net book value because they believe that net book value, which is an accounting concept, does not reflect, or have any meaningful impact on, the market trading prices for the Company's common stock. The Purchaser group did not consider liquidation value in determining the fairness of the merger to the Company's unaffiliated stockholders because the Company will continue to operate its business following completion of the offer and the merger. In addition, the Purchaser group did not consider any other firm offers made by any unaffiliated third parties with respect to a merger or consolidation, sale of assets or other sale of the Company as it was not aware of any such offers during the past two years.

The Purchaser group did not receive any opinion, report or appraisal from an outside party that is related to the offer and the merger.

In addition, since the members of the Purchaser group relied on their own analysis and conclusions in determining their belief as to the fairness of the proposed merger to the Company's stockholders who are unaffiliated to such investors, they did not adopt the conclusions of the board of directors of the Company with respect to such fairness.

The Purchaser group found it impracticable to assign, nor did they assign, relative weight to the individual factors considered in reaching their conclusion as to fairness. The foregoing discussion of the information and factors considered by the Purchaser group as to the fairness of the offer and the merger is believed to include all of the material factors considered by the Purchaser group.

The Purchaser group's views as to the procedural and substantive fairness of the offer and the merger to the unaffiliated stockholders should not be construed as a recommendation to any stockholder as to whether such stockholder should tender shares in connection with the offer.

5.    The Company's Position Regarding the Fairness of the Offer

The Company's board of directors approved and adopted the merger agreement, the offer and our proposed merger with the Company (with Stanley Berenzweig and Jeffrey C. Gerstel abstaining due to their interest in the transactions). The board of directors of the Company has determined that the offer and the merger are advisable, fair to and in the best interests of the Company and its stockholders and recommends that stockholders tender their shares in the offer. The factors considered by the board of directors of the Company in arriving at its decision to approve and adopt the merger agreement, the offer, and the merger are described in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 which has been filed with the Commission and is being mailed to Company stockholders together with this offer to purchase. The Company's position regarding the fairness of the offer and the merger, as well as the fairness opinion of the Company's advisor, SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., is contained in the Schedule 14D-9. You are encouraged to carefully read the Schedule 14D-9 as it contains information that may be important to you.

6.    Projections

Important Information About the Projections.    The projections set forth in Schedule D were not prepared with a view toward public disclosure, and they are included in this offer to purchase only because this information was provided to SunTrust in connection with its preparation of its fairness opinion and to Sun Capital in connection with its due diligence review of the Company. The projections were prepared by the Company's management during August, 2004 based on management's expectations of operating and market conditions in existence at the time the projections were prepared. The projections have not been updated to reflect our actual results of operations after May 29, 2004, and give no effect to the offer or the merger, the Company's restatement or other subsequent developments.

The projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or United States generally accepted accounting principles. The Company's independent auditors have not compiled, examined or performed any procedures with respect to the projections, and the Company's independent auditors have not expressed any opinion or given any form of assurance on such information or its achievability. The projections are included in this offer to purchase to give the Company's stockholders access to information that was not publicly available, but that the Company provided to SunTrust in connection with the preparation of its fairness opinion and to Sun Capital in connection with its due diligence review of the Company.

The projections are not guarantees of performance. The projections are forward-looking statements that are subject to a number of risks, uncertainties and assumptions and should be read with caution. See the Company's cautionary statement concerning forward-looking statements in Item 7 of the Company's annual report on Form 10-K for the year ended August 30, 2003, as amended. The projections are subjective in many respects and thus are susceptible to interpretation and periodic revision based on actual experience and recent developments. While presented with numeric specificity, the projections reflect numerous assumptions made by the Company's management with respect to industry and financial conditions and other matters, as well as general economic conditions, many of which are beyond the Company's control. In addition, the projections do not take into account any of the charges and expenses associated with the offer and the merger or any other potential transactions. Accordingly, results can vary materially from the projections. Except as required by applicable securities laws, neither the Company nor any member of the Purchaser group intends to make publicly available any update or other revisions to the projections to reflect circumstances existing after the date of the preparation of the projections or the occurrence of future events even in the event that any or all of the assumptions are shown to be in error.

THE TENDER OFFER

1.    Terms of the Offer.

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all shares validly tendered prior to the expiration date and not properly withdrawn in accordance with "The Tender Offer – Section 4 – Withdrawal Rights" of this offer to purchase. The term "expiration date" means 11:59 p.m., New York City time, on October 20, 2004, unless and until we, in accordance with the terms of the merger agreement, shall have extended the period of time for which the offer is open, in which event the term "expiration date" shall mean the latest time and date at which the offer, as so extended by us, shall expire.

The consummation of the offer is not subject to a minimum percentage of shares being tendered. The offer is subject to specified conditions set forth in "The Tender Offer – Section 14 – Conditions to the Offer." If such conditions are not satisfied prior to the expiration date, Purchaser reserves the right, subject to the terms of the merger agreement and subject to the applicable rules and regulations of the Commission, to:

•	decline to purchase any shares tendered in the offer and terminate the offer and return all tendered Shares to the tendering stockholders;

•	waive any or all conditions to the offer and, to the extent permitted by applicable law, purchase all shares validly tendered and not withdrawn;

•	subject to the conditions summarized below, extend the offer and, subject to the right of stockholders to withdraw shares until the expiration date, retain all shares which have been validly tendered and not withdrawn during the period or periods for which the offer is extended; or

•	subject to the following sentence, modify the terms of the offer.

The merger agreement provides that without the written consent of the Company, we will not reduce the offer price, change the form of consideration to be paid in the offer, or modify or amend conditions to the offer or, except as described below, extend the expiration date of the offer.

If, on the initial scheduled expiration date of the offer, all conditions to the offer have not been satisfied or waived, we may, without the consent of the Company, extend the expiration date of the offer up to three times for periods of ten business days each. In addition, if, immediately prior to the expiration date, the 90% threshold has not been satisfied, we may extend the offer for a period not to exceed ten business days, notwithstanding that all conditions to the offer are satisfied as of the expiration date. We may also extend the expiration date for any reason on up to three occasions for up to two business days each. In addition, Purchaser may increase the amount it offers to pay for shares in the offer (but is not obligated to do so), and the offer may be extended to the extent required by law in connection with such increase.

Any extension, amendment or termination of the offer will be followed as promptly as practicable by public announcement thereof, and in the case of an extension the announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date in accordance with the public announcement requirements of rules under the Securities Exchange Act of 1934. As used in this offer to purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act. Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service.

If we extend the offer, or if we (whether before or after our acceptance for payment of shares) are delayed in our purchase of, or payment for, shares or are unable to pay for shares pursuant to the offer for any reason, then, without prejudice to Purchaser's rights under the offer, the depositary may retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in "The Tender Offer – Section 4 – Withdrawal Rights." However, the ability of Purchaser to delay the payment for shares that Purchaser has accepted for payment is limited by Rule 14e-l(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the offer.

If we make a material change in the terms of the offer or the information concerning the offer or waive a material condition of the offer, we will disseminate additional tender offer materials and extend the offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

Pursuant to Rule 14d-11 under the Exchange Act, we may, subject to certain conditions, elect to provide a "subsequent offering period" from three business days up to 20 business days in length following the expiration of the offer on the expiration date and acceptance for payment of the shares tendered in the offer. A subsequent offering period would be an additional period of time, following the expiration of the offer and the purchase of shares in the offer, during which stockholders may tender shares not tendered in the offer. A subsequent offering period, if one is included, is not an extension of the offer, which already will have been completed.

During a subsequent offering period, tendering stockholders will not have withdrawal rights and the Purchaser will promptly purchase and pay for any shares tendered at the same price paid in the offer. Rule 14d-11 provides that the Purchaser may provide a subsequent offering period so long as, among other things:

•	the initial 20-business day period of the offer has expired;

•	he Purchaser offers to purchaser all of the outstanding securities of the class that is the subject of the offer and offers the same form and amount of consideration for shares in the subsequent offering period as in the initial offer;

•	the Purchaser immediately accepts and promptly pays for all securities tendered during the offer prior to its expiration;

•	the Purchaser announces the results of the offer, including the approximate number and percentage of shares deposited in the offer, no later than 9:00 a.m., Eastern time, on the next business day after the expiration date and immediately begins the subsequent offering period; and

•	the Purchaser immediately accepts and promptly pays for shares as they are tendered during the subsequent offering period.

In the event the Purchaser elects to include a subsequent offering period, it will make a public announcement of the election no later than 9:00 a.m. New York City time, on the next business day following the expiration date of the offer.

Although the Purchaser does not currently intend to include a subsequent offering period in the offer, it reserves the right to do so in its sole discretion. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to shares tendered in the offer and accepted for payment. The same consideration will be paid to stockholders tendering shares in the offer or in a subsequent offering period, if one is included.

The Company has provided us with the Company's stockholder lists and security position listings for the purpose of disseminating the offer to holders of shares. This offer to purchase and the related letter of transmittal will be mailed by us to record holders of shares and will be furnished by us to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of shares. If the Company's lists include beneficial owners, the offer to purchase and related letter of transmittal will be mailed to beneficial owners.

2.    Acceptance for Payment and Payment.

Upon the terms and subject to the conditions to the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and will pay, promptly after the expiration date, for all shares validly tendered prior to the expiration date and not properly withdrawn in accordance with "The Tender Offer – Section 4 – Withdrawal Rights."

In all cases, payment for shares accepted for payment pursuant to the offer will be made only after timely receipt by the depositary of:

•	certificates for such shares (or a timely book-entry confirmation (as described below) with respect thereto);

•	a letter of transmittal (or a copy thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message (as described in "The Tender Offer – Section 3 – Procedure for Tendering Shares," below); and

•	any other documents required by the letter of transmittal.

The per share consideration paid to any holder of shares pursuant to the offer will be the highest per share consideration paid to any other holder of such shares pursuant to the offer.

We reserve the right, in our sole discretion, to delay acceptance for payment of, or payment for, shares in order to comply with any applicable law. If we are delayed in our acceptance for payment of, or payment for, Shares or are unable to accept for payment, or pay for, shares pursuant to the offer for any reason, then, without prejudice to our rights under the offer (including such rights as are set forth in "The Tender Offer – Section 1 – Terms of the Offer" and "– Section 14 – Conditions to the Offer," but subject to compliance with Rule 14e-1(c) under the Exchange Act), the depositary may, nevertheless, on our behalf, retain tendered shares, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in "The Tender Offer – Section 4 – Withdrawal Rights."

For purposes of the offer, we will be deemed to have accepted for payment, and thereby purchased, shares properly tendered to us and not withdrawn, if and when we give oral or written notice to the depositary of our acceptance for payment of such shares. Payment for shares accepted for payment pursuant to the offer will be made by deposit of the offer price therefor with the depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to tendering stockholders.

    Under no circumstances will interest be paid on the offer price for the shares, regardless of any extension of the offer or any delay in making such payment.

If any tendered shares are not purchased pursuant to the offer for any reason, or if certificates are submitted representing more shares than are tendered, certificates evidencing shares not tendered or not accepted for purchase will be returned to the tendering stockholder, or such other person as the tendering stockholder shall specify in the letter of transmittal, as promptly as practicable following the expiration, termination or withdrawal of the offer. In the case of shares delivered by book-entry transfer into the depositary's account at the book-entry transfer facility (as described below) pursuant to the procedures set forth in "The Tender Offer – Section 3 – Procedure for Tendering Shares," such shares will be credited to such account maintained at the book-entry transfer facility as the tendering stockholder shall specify in the letter of transmittal, as promptly as practicable following the expiration, termination or withdrawal of the offer. If no such instructions are given with respect to shares delivered by book-entry transfer, any such shares not tendered or not purchased will be returned by crediting the account at the book-entry transfer facility designated in the letter of transmittal as the account from which such shares were delivered.

We reserve the right to transfer or assign, in whole or in part, to Crafts Retail Holding or to any direct or indirect wholly owned subsidiary of Crafts Retail Holding, the right to purchase shares tendered pursuant to the offer, but any such transfer or assignment will not relieve our obligations under the offer and will in no way prejudice the rights of tendering stockholders to receive payment for shares validly tendered and accepted for payment pursuant to the offer.

3.    Procedure for Tendering Shares.

Valid Tender.    For shares to be validly tendered pursuant to the offer, either:

•	a properly completed and duly executed letter of transmittal (or copy thereof), together with any required signature guarantees, or in the case of a book-entry transfer, an agent's message, and any other required documents, must be received by the depositary at one of its addresses set forth on the back cover of this offer to purchase prior to the expiration date or prior to the expiration of any subsequent offering period, and either certificates for tendered shares must be received by the depositary at one of such addresses or such shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a book-entry confirmation received by the depositary), in each case prior to the expiration date or prior to the expiration of any subsequent offering period;

•	the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

The method of delivery of shares, the letter of transmittal and all other required documents, including delivery through a book-entry transfer facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the depositary (including, in the case of a book-entry transfer, by book-entry confirmation) together with any required document. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.    The depositary will establish accounts with respect to the shares at The Depository Trust Company for purposes of the offer within two business days after the date of this offer to purchase. We refer to The Depository Trust Company as the "book-entry transfer facility." Any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer such shares into the depositary's account in accordance with the book-entry transfer facility's procedure for such transfer. However, although delivery of shares may be effected through book-entry transfer into the depositary's account at the book-entry transfer facility, the letter of transmittal (or copy thereof), properly completed and duly executed, with any required signature guarantees, or an agent's message, and any other required documents must be transmitted to, and received by, the depositary at one of its addresses set forth on the back cover of this offer to purchase prior to the expiration date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of shares into the depositary's account at the book-entry transfer facility as described above is referred to herein as a "book-entry confirmation." Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility's procedures does not constitute delivery to the depositary.

The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the depositary and forming a part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the shares that such participant has received and agrees to be bound by the terms of the letter of transmittal and that Purchaser may enforce such agreement against the participant.

Signature Guarantees.    No signature guarantee is required on the letter of transmittal:

•	if the letter of transmittal is signed by the registered holder(s) (which term, for purposes of this section, includes any participant in the book entry transfer facility's systems whose name appears on a security position listing as the owner of the shares) of shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the letter of transmittal; or

•	if the shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) which is a participant in good standing in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "eligible institution" and, collectively, "eligible institutions").

In all other cases, all signatures on letters of transmittal must be guaranteed by an eligible institution. See Instructions 1 and 5 to the letter of transmittal. If the certificates for shares are registered in the name of a person other than the signer of the letter of transmittal, or if payment is to be made, or certificates for shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates for such shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as discussed above. See Instruction 5 to the letter of transmittal.

Guaranteed Delivery.    If a stockholder desires to tender shares pursuant to the offer and such stockholder's certificates for shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the depositary prior to the expiration date, such stockholder's tender may be effected if all the following conditions are met:

•	such tender is made by or through an eligible institution;

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by Purchaser, is received by the depositary, as provided below, prior to the expiration date or prior to the expiration of any subsequent offering period; and

•	the certificates for (or a book-entry confirmation with respect to) such shares, together with a properly completed and duly executed letter of transmittal (or copy thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message, and any other required documents, are received by the depositary within three trading days after the date of execution of such notice of guaranteed delivery. A "trading day" is any day on which the Nasdaq SmallCap Market, operated by the National Association of Securities Dealers, Inc., or the "NASD," is open for business.

The notice of guaranteed delivery may be delivered by hand to the depositary or transmitted by telegram, facsimile transmission or mail to the depositary and must include a guarantee by an eligible institution in the form set forth in such notice of guaranteed delivery.

Agreement.    Upon the acceptance of shares for payment pursuant to the offer, the valid tender of shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the offer.

Appointment.    By executing the letter of transmittal as set forth above (including delivery through an agent's message), each tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder's attorneys-in-fact and proxies, in the manner set forth in the letter of transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the shares tendered by such stockholder and accepted for payment by Purchaser, and with respect to any and all other shares or other securities or rights issued or issuable in respect of such shares on or after September 22, 2004. All such powers of attorney and proxies will be considered coupled with an interest in the tendered shares. Such appointment will be effective if, as and when, and only to the extent that, Purchaser accepts for payment shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder and, if given, will not be deemed effective. The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such shares and other related securities or rights, including voting at any meeting of stockholders.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders of any shares determined by it not to be in proper form or the acceptance for payment of which, or payment for which, may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, subject to the provisions of the merger agreement, to waive any defect or irregularity in the tender of any shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, Crafts Retail Holding, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the merger agreement, Purchaser's interpretation of the terms and conditions of the offer (including the letter of transmittal and the instructions thereto) will be final and binding.

Backup Withholding.    In order to avoid "backup withholding" of U.S. federal income tax on payments of cash pursuant to the offer, a stockholder surrendering shares in the offer must, unless an exemption applies, provide the depositary with such stockholder's correct taxpayer identification number, or "TIN," on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service, or "IRS," may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the offer may be subject to backup withholding at a rate equal to the fourth lowest rate applicable to ordinary income of unmarried individuals (under current law, the backup withholding rate is 28%). All stockholders surrendering shares pursuant to the offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a matter satisfactory to the Purchaser and the depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, a copy of which may be obtained from the depositary, in order to avoid backup withholding. See Instruction 10 to the letter of transmittal.

4.    Withdrawal Rights.

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of shares are irrevocable. Shares tendered pursuant to the offer may be withdrawn pursuant to the procedures set forth below at any time prior to the expiration date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the offer, may also be withdrawn at any time after November 19, 2004.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the depositary at one of its addresses set forth on the back cover of this offer to purchase and must specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary, and unless such shares have been tendered by an eligible institution, the signatures on the notice of withdrawal must be guaranteed by an eligible institution. If shares have been delivered pursuant to the procedures for book-entry transfer as set forth in "The Tender Offer – Section 3 – Procedure for Tendering Shares," any

notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with such book-entry transfer facility's procedures.

Withdrawals of tenders of shares may not be rescinded, and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the offer. However, withdrawn shares may be retendered again by following one of the procedures described in "The Tender Offer – Section 3 – Procedure for Tendering Shares" any time prior to the expiration date.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, Crafts Retail Holding, the depositary, the information agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

In the event the Purchaser provides a subsequent offering period following the expiration date, no withdrawal rights will apply to shares tendered during such subsequent offering period or to shares tendered in the offer and accepted for payment.

5.    Certain United States Federal Income Tax Consequences.

The receipt of cash pursuant to the offer or the merger will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the offer or the merger and the stockholder's aggregate adjusted tax basis in the shares tendered by the stockholder and purchased pursuant to the offer or converted into cash in the merger, as the case may be. Gain or loss will be calculated separately for each block of shares tendered and purchased pursuant to the offer or converted into cash in the merger, as the case may be.

If tendered shares are held by a tendering stockholder as capital assets, gain or loss recognized by such stockholder will be capital gain or loss, which will be long-term capital gain or loss if such stockholder's holding period for the shares exceeds one year. In the case of a tendering noncorporate stockholder, long-term capital gains will be eligible for a maximum U.S. federal income tax rate of 15%. In addition, there are limits on the deductibility of capital losses.

A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals) that tenders shares may be subject to backup withholding at a rate equal to the fourth lowest rate applicable to ordinary income of unmarried individuals (under current law, the backup withholding rate is 28%) unless the stockholder provides its TIN and certifies under penalties of perjury that such TIN is correct (or properly certifies that it is awaiting a TIN) and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding may be subject to a penalty imposed by the IRS. See "Backup Withholding" under "The Tender Offer – Section 3 – Procedure for Tendering Shares." Each stockholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal so as to provide the information and certification necessary to avoid backup withholding.

If backup withholding applies to a stockholder, the depositary is required to withhold from payments to such stockholder at the applicable rate. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder by filing a U.S. federal income tax return.

The foregoing discussion is based on the Internal Revenue Code, regulations promulgated thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. The foregoing discussion does not address all of the U.S. federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules, such as: non-U.S. persons, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, mutual funds, pass-through entities and investors in such entities, stockholders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction, or stockholders who acquired their shares upon the exercise of employee stock options or otherwise as compensation.

The summary of tax consequences set forth above is for general information only and is based on the law in effect on the date hereof. Stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local, or foreign income and other tax laws) of the offer and the merger.

6.    Price Range of the Shares; Dividends on the Shares.

The shares are traded through the Nasdaq SmallCap Market under the symbol "RAGS." The following table sets forth, for each of the fiscal quarters indicated, the high and low reported sales price per share on the Nasdaq SmallCap Market.

Rag Shops, Inc.

	High	Low
Fiscal Year Ended August 31, 2002
First Quarter	$2.40	$2.10
Second Quarter	4.40	2.10
Third Quarter	6.05	3.00
Fourth Quarter	6.63	3.35
Fiscal Year Ended August 30, 2003
First Quarter	$6.25	$3.25
Second Quarter	3.82	2.62
Third Quarter	4.00	2.85
Fourth Quarter	4.46	2.98
Fiscal Year Ended August 28, 2004
First Quarter	$4.74	$3.39
Second Quarter	4.25	2.99
Third Quarter	4.50	3.11

On September 10, 2004, the last full trading day prior to the public announcement of the execution of the merger agreement by the Company, Crafts Retail Holding and Purchaser, the high and low sale prices of the shares on the Nasdaq SmallCap Market were both $3.49 per share. Stockholders are urged to obtain a current market quotation for the shares.

The Company did not declare or pay any cash dividends during any of the periods indicated in the above table. Under the terms of the merger agreement, the Company is not permitted to declare, set aside or pay dividends with respect to the shares without the prior written consent of Crafts Retail Holding. In addition, pursuant to the Company's bank line of credit, the Company is prohibited from declaring dividends in any year in excess of its earnings for such year or which would otherwise result in a violation of the Company's covenant to maintain a specified tangible net worth (as defined in the Company's line of credit commitment letter).

7.    Conduct of the Company's Business if the Offer is Not Completed.

If the offer is not completed, Purchaser will re-evaluate the role of the Company within Purchaser's overall corporate strategy. In particular Purchaser may consider:

•	engaging in open market or privately negotiated purchases of shares to increase Purchaser's aggregate ownership of the shares to at least 90% of the then outstanding shares and then effecting a short-form merger;

•	proposing that Purchaser and the Company proceed with the merger under the merger agreement, which would require the vote of Purchaser's shares in favor of that merger;

•	keeping outstanding the public minority interest in the Company, in which case the public stockholders of the Company would, absent a sale by them in the public markets, retain their shares and would realize the benefit of any improvement in the Company's business or profitability but would bear the risk that the trading price per share could decline to a price that is less than the offer price, or that the shares become less readily marketable particularly in light of the possibility that the Company's shares could become concentrated and no longer meet the requirements for Nasdaq SmallCap Market listing; and

•	engaging in private sales of the Company's equity held by Purchaser.

If Purchaser were to pursue any of these alternatives, it might take considerably longer for the public stockholder of the Company to receive any consideration for their shares (other than through sales in the open market) than if they had tendered their shares in the offer. Any such transaction may result in proceeds per share to the public stockholders of the Company that are more or less than or the same as the offer price.

8.    Certain Information Concerning the Company.

General.    The information concerning the Company contained in this offer to purchase, including that set forth below under the caption "Selected Financial Information," has been furnished by Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Neither Purchaser nor any of its affiliates assumes responsibility for the accuracy or completeness of the information concerning Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us or our affiliates.

As of September 17, 2004, the Company operates 69 specialty retail stores that sell competitively priced craft and fabric merchandise. The Company caters to value conscious consumers who create decorative projects and accessories, and who sew. The Company is a Delaware corporation with its principal executive office at 111 Wagaraw Road, Hawthorne, New Jersey 07506. The telephone number of the Company at that address is (973) 423-1303.

Except as indicated below, as of the date hereof,

•	Purchaser does not know whether or not any executive officer, director or affiliate of the Company, other than Stanley Berenzweig, Doris Berenzweig, The Doris and Stanley Berenzweig Charitable Foundation, Inc., Mona Adelson, Gail Loia, Steven Barnett, and Judith Lombardo, intends to tender shares in the offer. The persons identified in the preceding sentence are parties to the stock purchase agreement and have agreed to tender in the offer any shares received by them upon exercise of options to purchase shares following the date of the stock purchase agreement;

•	none of the Company, its executive officers, directors or affiliates have made any public recommendation with respect to the offer other than the statement on Schedule 14D-9 discussed below; and

•	the Company has not made public any appraisal, report or opinion on the fairness of this transaction other than the fairness opinion of SunTrust included in the Schedule 14D-9 discussed below.

As required under Rule 14E-2, the Company's board of directors has stated its position with respect to this offer in its filing with the Commission on Schedule 14D-9. According to its filing on Schedule 14D-9, at a meeting held on September 7, 2004, the Company's board of directors unanimously (with Stanley Berenzweig and Jeffrey C. Gerstel abstaining due to their interest in the transactions), among other things:

•	determined that the terms of the merger agreement, the offer and the merger were fair to, and in the best interests of, Rag Shops and its stockholders, and declared that the offer and the merger are advisable;

•	approved the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger; and

•	resolved to recommend (subject to the further exercise of its fiduciary duties) that our stockholders accept the offer and tender their shares of Company common stock pursuant to the offer and, if necessary under the DGCL, approve and adopt the merger agreement and the merger.

The board then went on to recommend that the stockholders accept the offer and tender their shares pursuant to the offer. See "Special Factors – Section 5 – The Company's Position Regarding the Fairness of the Offer."

Selected Financial Information.    Set forth below is certain selected financial data with respect to the Company, derived from the Company's annual report on Form 10-K for the fiscal year ended August 30, 2003, and its quarterly report on Form 10-Q for the period ended May 29, 2004, each as amended and filed with the Commission pursuant to the Exchange Act.

More comprehensive financial information is included in the reports and in other documents filed by the Company with the Commission. The following summary is qualified in its entirety by reference to such reports and all of the financial information (including any related notes) contained therein. Such reports may be inspected and copies may be obtained from the Commission in the manner set forth below.

The following table sets forth selected financial data for the Company as of and for the nine months ended May 29, 2004 and May 31, 2003 and as of and for each of the fiscal years ended August 30, 2003 and August 31, 2002.

This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in the Company's annual report on Form 10-K for the year ended August 30, 2003, as amended, and the unaudited consolidated interim financial statements and other financial information contained in the Company's quarterly report on Form 10-Q for the quarterly period ended on May 29, 2004, as amended, including the notes thereto. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 in the Company's annual report on Form 10-K for the year ended August 30, 2003, as amended, and Item 1 in the Company's quarterly report on Form 10-Q for the quarterly period ended on May 29, 2004, as amended, are hereby incorporated herein by this reference. Copies of such reports and other documents may be examined at or obtained from the SEC and Nasdaq in the manner set forth below.

SELECTED FINANCIAL DATA

	NINE MONTHS ENDED		FISCAL YEAR ENDED (1)
	May 29, 2004	May 31, 2003	August 30, 2003	August 31, 2002
	(Unaudited and Restated)	(Unaudited and Restated)	(Restated)	(Restated)
	(In thousands, except common stock data and statistics)
OPERATIONS
Net sales	$93,326	$91,949	$115,547	$110,672
Gross profit	31,417	30,855	38,615	37,605
Store expenses and general and administrative expenses	31,957	30,221	39,643	37,117
Gain from sale of securities	161	0	0	0
Gain from demutualization	0	0	0	181
Interest income (expense), net	(33)	2	(8)	38
Income (loss) before income tax provision (benefit)	(412)	636	(1,036)	706
Net income (loss)	(305)	350	$(705)	$389

COMMON STOCK DATA (2)
Net income (loss) per share – basic and diluted	$(.06)	$(.07)	$(.15)	$.08
Book value per share	$4.81	$5.11	$4.89	$5.04
Weighted average shares and equivalents outstanding:
Basic	4,797,983	4,797,983	4,797,983	4,799,183
Diluted	4,797,983	4,825,987	4,797,983	4,826,119

FINANCIAL POSITION
Working capital	$18,122	$19,454	$18,545	$19,506
Total assets	38,439	37,199	40,909	38,728
Shortterm debt	2,640	0	0	0
Longterm debt	0	0	0	0
Stockholders' equity	$23,100	$24,534	$23,477	$24,169

STATISTICS
Net sales increase	1.5%	5.7%	4.4%	9.7%
Comparable store net sales increases (decreases) (2)	(1.5%)	0.7%	(0.4%)	4.9%
Return on net sales, after income taxes	(0.3%)	0.4%	(0.6%)	0.4%
Return on average stockholders' equity	(1.3%)	1.4%	(3.0%)	1.6%
Average net sales per gross square foot (3)	$117	$119	$149	$153
Average net sales per store (000's) (3)	$1,369	$1,349	$1,695	$1,668
Stores open at end of period	67	69	68	68

(1)	All years shown were 52-week fiscal years.

(2)	Comparable store sales increases (decreases) for a fiscal year include stores commencing with their thirteenth consecutive entire fiscal month including stores that were expanded but excluding stores that were relocated, if any.

(3)	For purposes of calculating these amounts, the number of stores and the amount of gross square footage have been adjusted to reflect the number of months during the period that new stores were open. These amounts have not been adjusted to reflect the seasonal nature of the Company's net sales or the resulting impact of opening stores in different periods during the year.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Fiscal Year Ended
	May 29, 2004	May 31, 2003	August 30, 2003	August 31, 2002
	(Amounts in thousands except Ratio)
Earnings (losses)
Pretax income (loss)	(412)	636	(1,036)	706
Fixed charges (see below)	35	5	16	3
	(377)	641	(1,020)	709
Fixed Charges
Interest expensed	35	5	16	3

Ratio of Earnings to Fixed Charges	Less than 1:1	128	Less than 1:1	236
Deficiency	412		1,036

Available Information.    The Company is subject to the information and reporting requirements of the Exchange Act and, accordingly, is obligated to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to the Company that have been filed via the EDGAR System.

9.    Certain Information Concerning the Purchaser Group.

Crafts Retail Holding and Purchaser.    This offer to purchase is made by each of the following persons, each of whom may be deemed to be "bidders" pursuant to Rule 14d-1(g)(2) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: Crafts Retail Acquisition Corp., a Delaware corporation, Crafts Retail Holding Corp., a Delaware corporation, Sun Crafts Retail, LLC, a Delaware limited liability company, Sun Capital Partners III, LP, a Delaware limited partnership, Sun Capital Partners III QP, LP, a Delaware limited partnership, Sun Capital Advisors III, LP, a Delaware limited partnership, and Sun Capital Partners III, LLC, a Delaware limited liability company. Sun Capital Partners III, LLC may be deemed to control Purchaser, Crafts Retail Holding, Sun Crafts Retail, Sun Capital Partners III, LP, Sun Capital Partners III QP, LP, and Sun Capital Advisors III, LP, as Sun Capital Partners III, LLC is the general partner of Sun Capital Advisors III, LP, which in turn is the general partner of Sun Capital Partners III, LP and Sun Capital Partners III QP, LP. Sun Capital Partners III, LP and Sun Capital Partners III QP, LP together own 100% of the membership interests of Sun Crafts Retail, which in turn owns 100% of the equity interest of Crafts Retail Holding which in turn owns 100% of the equity interest of Purchaser. Purchaser, Crafts Retail Holding, Sun Crafts Retail, Sun Capital Partners III, LP, Sun Capital Partners III QP, LP, Sun Capital Advisors III, LP, and Sun Capital Partners III, LLC, are collectively referred to as the "Purchaser group" in this offer to purchase.

Sun Crafts Retail, Sun Capital Partners III, LP, Sun Capital Partners III QP, LP, Sun Capital Advisors III, LP, and Sun Capital Partners III, LLC are each principally engaged in making investments.

Crafts Retail Holding is a newly organized Delaware corporation formed in connection with the offer and the merger and has not carried on any activities other than in connection with the offer and the merger. Crafts Retail Holding's principal business is to invest in, own and hold all of the equity interests in the Company following the offer and the merger. Currently, Crafts Retail Holding owns all of the outstanding capital stock of Purchaser. Until immediately prior to the time Purchaser acquires shares pursuant to the offer, it is not anticipated that Crafts Retail Holding will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the offer and the merger.

Purchaser is a newly organized Delaware corporation formed in connection with the offer and the merger and has not carried on any activities other than in connection with the offer and the merger. All of the outstanding capital stock of Purchaser is owned by Crafts Retail Holding. Until immediately prior to the time Purchaser acquires shares pursuant to the offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the offer and the merger, including the acquisition of shares under the stock purchase agreement.

The principal business address of each of the persons in the Purchaser group is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

During the past five years, none of the persons in the Purchaser group and, to the knowledge of the persons in the Purchaser group, none of the executive officers or directors of the persons in the Purchaser Group, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For certain information concerning executive officers and directors of the applicable entities in the Purchaser group, see Schedule A.

Except as set forth in this offer to purchase, neither the Purchaser group nor, to the best of the Purchaser group's knowledge, of any of the persons or entities listed on Schedule A, nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any shares, and neither the Purchaser group nor, to the best of their knowledge, any of the persons or entities listed on Schedule A, has effected any transaction in the shares during the past sixty days. See "The Tender Offer – Section 11 – The Merger Agreement and Certain Other Agreements – Stock Purchase Agreement" for a discussion of our recent acquisition of approximately 55.7% of the issued and outstanding shares.

Except as set forth in "Special Factors – Section 1 – Background of the Offer; Purpose of the Offer and the Merger" and in "The Tender Offer – Section 11 – The Merger Agreement and Certain Other Agreements," neither the Purchaser group nor any of their respective subsidiaries, nor, to the best of their knowledge, any of the persons or entities listed on Schedule A, has had any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that would be required to be reported under the rules of the Commission. Except as set forth in "Special Factors – Section 1 – Background of the Offer; Purpose of the Offer and the Merger" and in "The Tender Offer – Section 11 – The Merger Agreement and Certain Other Agreements," during the past two years there have been no negotiations, transactions, or material contacts between either the Purchaser group, any of their respective subsidiaries or, to the best of their knowledge, any of the persons or entities listed on Schedule A, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

10.    Source and Amount of Funds.

The offer is not conditioned upon any financing arrangements. The total amount of funds required by us to purchase all of the shares is estimated to be approximately $9.3 million (which amount includes shares issuable upon exercise of options). Sun Capital Partners III, LP and Sun Capital Partners III QP, LP are prepared to fund this entire amount through equity contributions to Purchaser. It is anticipated, however, that the source of funds for the offer and merger will be a combination of equity contributions from our affiliates Sun Capital Partners III, LP and Sun Capital Partners III QP, LP and loans from one or more banks or other institutional lenders. The exact form of any additional financing from banks or institutional lenders, to the extent available on commercially reasonable terms, has not been determined.

In the event this additional financing cannot be obtained on terms that are satisfactory to us, in our sole discretion, we will obtain all the funds necessary to complete the offer and the merger out of equity contributions from our affiliates Sun Capital Partners III, LP and Sun Capital Partners III QP, LP.

Because the form of payment consists solely of cash and because the offer is for all outstanding shares and is not subject to any financing condition, we do not think our financial condition is relevant to your decision as to whether to tender in the offer.

11.    The Merger Agreement and Certain Other Agreements.

The following is a summary of certain provisions of various agreements. This summary is not a complete description of the terms and conditions of these agreements and is qualified in its entirety by reference to the full text of these agreements filed with the Commission as exhibits to the Schedule TO and they are incorporated herein by reference. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the merger agreement. These agreements may be examined, and copies obtained, as set forth in "The Tender Offer – Section 8 – Certain Information Concerning the Company – Available Information" of this offer to purchase.

Merger Agreement

The Offer.    The merger agreement provides for the making of the offer as described in this offer to purchase.

The Company's Board of Directors.    Concurrent with the execution and delivery of the merger agreement, Crafts Retail Holding became entitled to designate the same percentage of the member of the board of directors as the percentage of the Company's outstanding common stock beneficially owned Crafts Retail Holding. The Company has filed an information statement under Rule 14f-1 of the Exchange Act and not fewer than four nominees of Crafts Retail Holding will be elected to the Company's board of directors as soon as permitted by the rules of the Commission.

Upon the election of the designees of Crafts Retail Holding, the Company's board of directors will have at least three independent directors. If the number of independent directors is reduced below three, the remaining independent directors will have the right to fill the vacancy.

The independent directors will form a committee that will have the sole power and authority to, among other things:

•	amend or terminate the merger agreement;

•	approve any amendment or modification to the offer not expressly permitted by the merger agreement;

•	enforce or exercise any of the Company's rights under the merger agreement; and

•	take any other action under or in connection with the merger agreement, the offer or the merger if such action materially and adversely effects the holders of shares other than Crafts Retail Holding and Purchaser.

The Merger.    The merger agreement provides that, upon its terms and subject to its conditions, and in accordance with the DGCL, at the effective time of the merger, or the "effective time," Purchaser will be merged with and into the Company. As a result of the merger, the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation. Upon consummation of the merger, each share issued and outstanding immediately prior to the effective time held by a stockholder will be converted into, and become exchangeable for the right to receive payment of an amount in cash, without interest, equal to the offer price. All shares that are owned by Purchaser or owned by the Company as treasury stock will be canceled and will cease to exist and no consideration will be delivered in exchange therefor.

Pursuant to the merger agreement, at the effective time each share of common stock of Purchaser issued and outstanding immediately prior to the effective time will be converted into one fully paid and nonassessable share of common stock of the surviving corporation.

The merger agreement provides that after the effective time, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the effective time, will be amended in their entirety so as to conform to the certificate of incorporation and bylaws of the Purchaser, and as so amended, will be the certificate of incorporation of the surviving corporation, until any later amendment as provided by their terms or under the DGCL.

Directors and Officers of the Surviving Corporation.    The merger agreement provides that the directors and officers of Purchaser immediately prior to the effective time will, from and after the effective time, be the directors and officers, respectively, of the surviving corporation until their successors have been duly elected and qualified or until the earlier of their resignation or removal in accordance with the surviving corporation's certificate of incorporation and bylaws.

Representations and Warranties.

The merger agreement contains a number of representations and warranties made by the Company, Crafts Retail Holding and Purchaser relating to themselves.

The Company has made representations and warranties regarding, among other things:

•	its organization, good standing and corporate power;

•	its subsidiaries;

•	its capital structure and the capital structure of its subsidiaries;

•	its authority to enter into the merger agreement;

•	the accuracy of its filings with the Commission;

•	the absence of specified changes since a date set forth in the merger agreement;

•	litigation;

•	its contracts;

•	its compliance with laws;

•	the absence of changes to its benefits plans;

•	labor matters;

•	environmental matters;

•	ERISA compliance;

•	taxes;

•	its title to its properties;

•	its intellectual property;

•	the application of state antitakeover statutes;

•	the vote required to adopt the merger agreement;

•	its use of brokers or finders;

•	the opinion of its financial advisor;

•	its books and records;

•	the sufficiency of its assets;

•	its inventory;

•	its accounts payable and other accrued expenses;

•	its suppliers;

•	its insurance;

•	transaction fees; and

•	the accuracy of the information in its Schedule 14D-9 and other documents filed with the Commission in connection with the offer and the merger.

Crafts Retail Holding and Purchaser have made representations and warranties regarding, among other things:

•	their organization, good standing and corporate power;

•	their authority to enter into the merger agreement;

•	the accuracy of the information in their Schedule TO and other documents filed with the Commission in connection with the offer and the merger.

•	the adequacy of their financial resources;

•	the interim operations of Purchaser;

•	their ownership of the Company's common stock; and

•	their use of brokers or finders.

Conduct of Business.    Pursuant to the merger agreement, during the period from the date of the merger agreement to the effective time, except as consented to in writing by Crafts Retail Holding or as specifically required or permitted by the merger agreement, the Company is required to, and the Company is required to cause its subsidiaries to, in all material respects, carry on their respective businesses in the ordinary course consistent with past practice and comply with all applicable laws, rules and regulations in all material respects and use all commercially reasonable efforts to preserve intact their business organizations and their relationships with those persons and entities having material business dealings with them as they exist on the date thereof.

Without limiting the generality of the foregoing, during the period from the date of the merger agreement to the effective time, except as consented to in writing by Crafts Retail Holding or as specifically required or permitted by the merger agreement, the Company is required to, and is required not to permit any of its subsidiaries to, take any of the following actions, subject to certain exceptions:

•	declare any dividends or distributions or redeem, repurchase or acquire any securities of any of its subsidiaries;

•	issue any capital stock or other equity or voting interests;

•	amend its certificate of incorporation or bylaws;

•	acquire any assets of any other entity or assets other than inventory, store equipment or other assets in the ordinary course of business consistent with past practice;

•	sell any assets other than inventory or immaterial assets in the ordinary course of business consistent with past practice;

•	repurchase, prepay or incur any indebtedness or guarantee any indebtedness;

•	incur or commit to incur any capital expenditures that exceed $250,000 in the aggregate;

•	pay, discharge, settle or satisfy any material claims or liabilities in excess of $25,000 individually or $50,000 in the aggregate;

•	enter into, modify, amend or terminate any contract that would be reasonably likely to have a material adverse effect on the Company;

•	pay any material benefit under any contract or benefit plan, adopt or enter into any collective bargaining agreement or effect any material increase in the compensation payable to any officer or director of the Company;

•	change its fiscal year or its accounting methods, principles or practices;

•	adopt a plan or complete or partial liquidation, merger, recapitalization or other reorganization;

•	alter the capital structure of any subsidiary;

•	take any action that could reasonably be expected to result in the failure of a condition to the offer or the merger to be met or a material delay or inability to consummate the transactions contemplated by the merger agreement; or

•	authorize, commit or agree to take any of the foregoing actions.

Access to Information.    The Company has agreed to, and has agreed to cause each of its subsidiaries to, afford to Crafts Retail Holding and to its officers, employees, investment bankers, attorneys, accountants and other advisors and representatives reasonable and prompt access during normal business hours during the period prior to the effective time or the termination of the merger agreement to all their respective properties, assets, books, contracts, commitments, directors, officers, employees, attorneys, accountants, auditors, other advisors and representatives and records and, during such period, the Company shall, and shall cause each of its subsidiaries to, make available to Crafts Retail Holding on a prompt basis:

•	a copy of each report, schedule, form, statement and other document filed or received by it during such period pursuant to the requirements of domestic or foreign (whether national, federal, state, provincial, local or otherwise) laws; and

•	all other information concerning its business, properties and personnel as Crafts Retail Holding may reasonably request (including the financial and tax work papers), provided that Crafts Retail Holding shall not unreasonably interfere with the Company' business operations and the Company may, in its discretion, limit Crafts Retail Holding's access to the Company's merchandise buyers or designers or other employees whose work product the Company reasonably wishes to keep confidential.

Further Assurances.    Upon the terms and subject to the conditions set forth in the merger agreement, each of Crafts Retail Holding, Purchaser and the Company has agreed to use all commercially reasonable best efforts to take, or cause to be taken, all actions, that are necessary, proper or advisable to consummate and make effective the merger and the other transactions contemplated by the merger agreement, including using all commercially reasonable efforts to accomplish the following:

•	the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VII of the merger agreement to be satisfied;

•	the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities and the making of all necessary registrations, declarations and filings and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity; and

•	the obtaining of all necessary consents, approvals or waivers from third parties.

In connection with and without limiting the foregoing, the Company and the Company's board of directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the merger agreement, the merger or any of the other transactions contemplated thereby, use all commercially reasonable efforts to ensure that the merger and the other transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise to minimize the effect of such statute or regulation on the merger agreement, the merger and the other transactions contemplated thereby. The Company and Crafts Retail Holding shall provide such assistance, information and cooperation to each other as is reasonably requested in connection with the foregoing and, in connection therewith, shall notify the other person promptly following the receipt of any comments from any governmental entity and of any request by any governmental entity for amendments, supplements or additional information in respect of any registration, declaration or filing with such governmental entity and shall supply the other person with copies of all correspondence between such person or any of its representatives, on the one hand, and any governmental entity, on the other hand. Without limiting the generality of the foregoing, prior to the termination of the merger agreement in accordance with its terms, each of the parties has agreed to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or stock purchase agreement.

Neither Crafts Retail Holding nor Purchaser nor any of their affiliates is required by the preceding paragraph to:

•	in addition to amounts expressly contemplated by the merger agreement, pay any consideration in excess of $25,000 in the aggregate;

•	surrender, modify or amend in any material respect any license or contract;

•	hold separately (in trust or otherwise) or divest itself of, any of its assets;

•	agree to any limitations on any such person's freedom of action with respect to future acquisitions of assets or with respect to any existing or future business or activities or on the enjoyment of the full rights or ownership, possession and use of any asset now owned or hereafter acquired by any such person;

•	agree to any of the foregoing or any other conditions or requirements of any Governmental Entity or other person that are materially adverse or burdensome.

Indemnification of Officers and Directors.    Crafts Retail Holding and Purchaser have agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions arising or occurring at or prior to the effective time existing in favor of the current or former directors, officers, employees and agents of the Company and its subsidiaries as provided in their respective certificates of incorporation or bylaws (or similar organizational documents) shall be assumed and performed by the surviving corporation, without further action, at the effective time and shall survive the merger and shall continue in full force and effect in accordance with their terms. Any existing indemnification agreements between the Company and any current or former director, officer, employee or agent of the Company or any of its subsidiaries shall be assumed and performed by the surviving corporation, without any further action, at the effective time and shall survive the merger and continue in full force and effect in accordance with their terms.

The merger agreement requires the Company and, for six years following the effective time, the surviving corporation to:

•	indemnify any director, officer, employee, fiduciary or agent of the Company or any subsidiary of the Company against all losses arising in whole or in part out of, or pertaining to:

–	the fact that he is or was a director, officer, employee, fiduciary or agent of the Company or any subsidiary of the Company, or is or was serving at the request of the Company or any subsidiary of the Company as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise; or

–	with respect to the directors and officers of the Company, the negotiation, execution or performance of the merger agreement or any of the transactions contemplated by the merger agreement; and

•	in the event of any such threatened or actual claim, action, suit, demand, proceeding or investigation, whether asserted or arising before or after the effective time, promptly pay the expenses of the indemnified person in advance of the final disposition of any claim, action, suit, proceeding or investigation to the fullest extent permitted by applicable law.

The merger agreement provides that for six years after the effective time, the surviving corporation shall, and Crafts Retail Holding shall cause the surviving corporation to, cause to be maintained in effect the existing directors' and officers' liability insurance and fiduciary insurance policies with an amount of coverage not less than 100% of the amount of existing coverage and with at least the same scope of the existing coverage, or policies that are no less favorable to the indemnified parties, and with an amount of coverage not less than 100% of the amount of existing coverage, than the policies which are currently maintained by the Company, with respect to claims arising from facts or events which occurred at or before the effective time, so long as such policies are available for a premium that is no more than 225% of the amount of the annual premium for the Company's existing policies. Prior to the effective time, the Company's independent directors may satisfy the surviving corporation's obligation in the prior sentence by causing the Company to purchase a "tail" policy for a premium not to exceed $150,000.

Treatment of Options.    The Company's board of directors has adopted resolutions to permit the exercise of all outstanding options, whether or not vested or exercisable, and to cause the cancellation of each outstanding option upon consummation of the offer. There are presently 146,700 shares of common stock issuable upon exercise of outstanding options.

Additionally, the merger agreement permits the Company to seek the consent of each holder of an outstanding option to permit the cancellation of each such option upon consummation of the offer and the conversion of each such option into the right to receive an amount in cash determined by multiplying the excess, if any, of $4.30 per share over the exercise price of such option by the number of shares issuable upon exercise of such option.

Employee Benefits.    Pursuant to the merger agreement, Crafts Retail Holding will, or will cause the surviving corporation to provide to each employee of the Company prior to the merger that remains an employee of the Company after the effective time, or the "continuing employees," with employee benefits that are substantially similar in the aggregate to the benefits provided to similarly situated employees of the Company for a period of three months following the effective time. Crafts Retail Holding may or may cause the surviving corporation to comply with the prior sentence by either:

•	retaining the Company's benefit plans in their form or, in the discretion of Crafts Retail Holding, amending such plans as provided therein; or

•	terminating such plans and enabling the Company's employees to participate in its employee benefit plans.

To the extent permitted pursuant to the plans of Crafts Retail Holding, it will, or will cause the surviving corporation to:

•	waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the continuing employees under any welfare plan that the continuing employees may be eligible to participate in after the effective time to the extent waived or satisfied under the applicable corresponding Company employee benefit plan immediately prior to the effective time;

•	provide each continuing employee with credit for purposes of satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such continuing employee is eligible to participate in after the effective time for any co-payments and deductibles paid under a corresponding Company employee benefit plan for the year in which the effective time occurs; and

•	provide each continuing employee with credit for all purposes for all service with the Company and its affiliates under each employee benefit plan, program, or arrangement of Crafts Retail Holding or its affiliates in which such continuing employee is eligible to participate to the extent such service was credited for similar purposes under similar Company employee benefit plans; provided, however, that in no event shall the continuing employees be entitled to any credit:

–	under any defined benefit pension plan of Crafts Retail Holding or its subsidiaries (other than the surviving corporation and its subsidiaries); or

–	to the extent that it would result in a duplication of benefits with respect to the same period of service.

Conditions to Each Party's Obligation to Effect the Merger.    Under the merger agreement, the obligation of each party to effect the merger is subject to the satisfaction, or to the waiver by such party, on or prior to the date of the closing of the merger of the following conditions:

•	the approval of holders of a majority of the votes represented by all the outstanding shares of common stock shall have been obtained, but only if Crafts Retail Holding and Purchaser shall have voted in favor of adoption of the merger agreement;

•	if a proxy statement or information statement is to be used, no stop order or similar proceeding in respect of the proxy statement shall have been initiated or threatened in writing by the SEC;

and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the parties hereto; and

•	no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, "legal restraints") that has the effect of preventing the consummation of the merger shall be in effect.

The merger agreement also provides that the obligation of Crafts Retail Holding and Purchaser to effect the merger is further subject to the satisfaction or waiver on or prior to the date of the closing of the merger of the following additional conditions:

•	the representations and warranties of the Company contained therein that are qualified as to materiality or material adverse effect shall be true and correct, and the representations and warranties of the Company contained therein that are not so qualified shall be true and correct in all material respects, in each case as of the date of the merger agreement and as of the Closing Date with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date and except where the failure of such representations and warranties to be true and accurate (without giving effect to any limitations as to materiality or material adverse effect) would not and would not reasonably be expected to have a material adverse effect on the Company;

•	the Company shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date;

•	the holders of no more than 250,000 shares shall have elected to exercise their appraisal remedy;

•	there shall not be outstanding any securities of the Company that call for the Company or any of its subsidiaries to issue, deliver or sell any shares of capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, extend or enter into any of the foregoing;

•	there shall not be pending any suit, action or proceeding:

–	seeking to prohibit or impose any material limitations on the ownership or operation by Crafts Retail Holding or Purchaser (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets;

–	seeking to compel Crafts Retail Holding or Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Crafts Retail Holding and their respective subsidiaries, in each case taken as a whole;

–	seeking to restrain or prohibit the making or consummation of the merger or the performance of any of the other transactions contemplated by merger agreement, or seeking to obtain from the Company, Crafts Retail Holding or Purchaser any damages that are material in relation to the Company and its subsidiaries, taken as a whole;

–	seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to consummate the merger;

–	seeking to impose material limitations on the ability of Crafts Retail Holding or Purchaser effectively to exercise full rights of ownership of the shares, including, without limitation, the right to vote the shares purchased by it on all matters properly presented to the Company's stockholders; or

–	that otherwise is reasonably likely to have a material adverse effect on the Company; and

•	there shall have been validly tendered and not withdrawn prior to the expiration of the offer not less than a number of shares that, together with the shares owned by Crafts Retail Holding and Purchaser as of the date of the merger agreement, constitute at least 90% of the shares outstanding on a fully-diluted basis.

Notwithstanding the foregoing, the conditions precedent described in the first, second and fifth bullets above will be effective only if the condition precedent described in the sixth bullet above has not been satisfied.

For purposes of the merger agreement, "material adverse effect" or "material adverse change" means, when used in connection with the Company or Crafts Retail Holding, as the case may be, any change, development, effect, condition or occurrence that has had or could reasonably be expected to be material and adverse to the business, assets, properties, condition (financial or otherwise) or results of operations of such party and its subsidiaries, taken as a whole, or to prevent or materially impede or delay the consummation of the merger or the other transactions contemplated by the merger agreement, other than, in any case, any state of facts, change, development, event, effect, condition or occurrence:

•	resulting from changes in the United States economy or the United States securities markets in general (including prevailing interest rate and stock market levels); or

•	resulting solely from changes in the industries in which the Company or Crafts Retail Holding, as the case may be, operates and not specifically relating to the Company or Crafts Retail Holding, as the case may be.

Notwithstanding the foregoing, the following shall be a "material adverse effect":

•	any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or the Nasdaq National Market System, for a period of in excess of 48 hours; and

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory).

No Solicitation.    The merger agreement provides that, from the date thereof until the merger agreement has been terminated as provided therein, the Company shall not, nor shall it permit any of its subsidiaries to, or authorize or permit any director, officer or employee of the Company or any of its subsidiaries or any investment banker, attorney, accountant or other advisor or representative of the Company or any of its subsidiaries to, directly or indirectly:

•	solicit, initiate or knowingly encourage, or take any other action knowingly to facilitate, any takeover proposal (as defined below) or any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to a takeover proposal;

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any confidential information with respect to, or otherwise cooperate in any way with respect to, any takeover proposal;

•	enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the offer or the merger or any other transactions contemplated by the merger agreement; or

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries.

Notwithstanding the foregoing, at any time prior to the acceptance of payment of shares pursuant to the offer, the Company's board of directors or one or more representatives of the Company authorized by the Company's board of directors may, in response to a bona fide written takeover proposal that such board determines in good faith constitutes or is reasonably likely to lead to a superior proposal (as defined below), and which takeover proposal was unsolicited and did not otherwise result from a breach of Section 5.03 of the merger agreement, and subject to compliance with the following paragraphs:

•	furnish confidential information with respect to the Company and its subsidiaries to the person making such takeover proposal (and its representatives) pursuant to a customary confidentiality agreement, provided that all such information is provided to Crafts Retail Holding or has been previously provided to Crafts Retail Holding and that such confidentiality agreement is no less favorable to the Company that the confidentiality agreement that an affiliate of Crafts Retail Holding entered into with the Company; and

•	participate in discussions or negotiations with the person making such takeover proposal (and its representatives) regarding such takeover proposal.

The term "takeover proposal" is defined in the merger agreement to mean, other than the transactions contemplated by the merger agreement, any inquiry, proposal or offer from any person that is not an affiliate of the Company or subsidiary relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (A) assets or businesses that constitute or represent 15% or more of the total revenue, operating income, EBITDA or assets of the Company and its subsidiaries, taken as a whole, or (B) 15% or more of the outstanding shares of common stock or capital stock of, or other equity or voting interests in, any of the Company's subsidiaries directly or indirectly holding, individually or taken together, the assets or businesses referred to in clause (A) above that would result in any person owning securities representing 15% or more of its total voting power (or of the surviving the Company entity in such transaction), in each case other than the transactions contemplated by the merger agreement.

The Company's board of directors or a committee thereof may take any of the following actions only prior to the acceptance of payment of shares pursuant to the offer and only if such board or such committee determines in good faith that the failure to take such an action is reasonably expected to result in a breach of its fiduciary duties under applicable law:

•	withdraw (or modify in a manner adverse to Crafts Retail Holding or Purchaser) the recommendation by such board or any such committee of the merger agreement or the merger;

•	determine that the merger agreement or the merger is no longer advisable;

•	recommend that the stockholders of the Company reject the merger agreement or offer or the merger; or

•	after expiration of the five business day period referred to in the next paragraph, recommend the approval or adoption of any takeover proposal.

Prior to the acceptance of payment for shares pursuant to the offer, the Company's board of directors may, in response to a superior proposal and that did not result from a breach of the foregoing provisions, cause the Company to terminate the merger agreement and concurrently enter into a binding merger agreement containing the terms of a superior proposal; provided, however, that the Company shall not terminate the merger agreement, and any purported termination shall be void and of no force or effect, unless the Company shall have complied with all provisions of this paragraph, including the notification provisions, and with all applicable requirements of the merger agreement (including the payment of the termination fee prior to or simultaneously with such termination); and provided further, however, that the Company shall not exercise its right to terminate the merger agreement until after the fifth business day following Holdings' receipt of written notice (a "notice of superior proposal") from the Company advising Crafts Retail Holding that the Company's board of directors has received a superior proposal and that such board will, subject to any action taken by Crafts Retail Holding pursuant to this sentence, cause the Company to accept such superior proposal, specifying the terms and conditions of the superior proposal and identifying the person making such superior proposal.

The term "superior proposal" is defined in the merger agreement to mean any bona fide binding written offer not solicited by or on behalf of the Company and received after to the date of the merger agreement made by a third party that if consummated would result in such third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of the Company or all or substantially all the assets of the Company and its subsidiaries, taken as a whole, that the Company's board of directors determines in its good faith judgment (after consultation with its financial advisor or other financial advisor of nationally recognized reputation):

•	is reasonably likely to result in terms which are more favorable from a financial point of view to the Company's stockholders than the merger, taking into account, among other things, any changes to the terms of the merger agreement offered by Crafts Retail Holding in response to such superior proposal or otherwise;

•	for which financing, if required, is fully committed or reasonably determined by the Company's board of directors to be available; and

•	is reasonably capable of being consummated.

The merger agreement provides that, in addition to the obligations of the Company set forth above, the Company promptly shall, but in any case within 48 hours, advise Crafts Retail Holding in writing of any request for information that the Company reasonably believes could lead to or contemplates a takeover proposal or of any takeover proposal, or any inquiry the Company reasonably believes could lead to any takeover proposal, the terms and conditions of such request, takeover proposal or inquiry (including any subsequent material amendment or modification to such terms and conditions) and the identity of the person making any such request, takeover proposal or inquiry. It also requires the Company to keep Crafts Retail Holding informed in all material respects on a timely basis of the status and details (including material amendments or proposed amendments) of any such request, takeover proposal or inquiry.

Termination and Expenses.    The merger agreement may be terminated, and the merger contemplated thereby may be abandoned, at any time prior to the effective time:

•	by mutual written consent duly authorized by the boards of directors of each of Crafts Retail Holding, Purchaser and the Company;

•	by either Crafts Retail Holding or the Company:

–	if any legal restraint shall be in effect and shall have become final and nonappealable, provided that the party seeking to terminate the merger agreement shall have used reasonable best efforts to prevent entry of and to remove such legal restraint; or

–	other than in the event the 90% threshold shall not be satisfied, if the effective time shall not have occurred by June 13, 2005; or

•	by Crafts Retail Holding in the event:

–	the Company's board of directors shall have changed its recommendation of the transactions contemplated by the merger agreement under the conditions set forth therein;

–	the Company's board of directors shall have failed to confirm its recommendation and declaration of advisability of the merger agreement and the merger within 15 business days after a written request by Holding that it do so if such request is made following the making of a takeover proposal;

•	by Crafts Retail Holding if the Company shall have breached any of its representations, warranties or covenants in the merger agreement, which such breach would give rise to the failure of a condition precedent set forth in Section 7.02(a) or (b) of the merger agreement and has not been or is incapable of being cured within 20 business days after receipt of notice thereof from the Crafts Retail Holding;

•	by the Company prior to the acceptance for payment of shares pursuant to the offer if Crafts Retail Holding shall have breached any of its representations, warranties or covenants in the merger agreement, which such breach is not cured within 20 business days after receipt of notice thereof from the Company;

•	by the Company prior to the acceptance for payment of shares pursuant to the offer in accordance with and subject to Section 5.03(b) of the merger agreement; or

•	by Crafts Retail Holding or Purchaser if a material adverse effect with respect to the Company shall have occurred and be continuing at the time of termination and such material adverse effect cannot be and has not been cured within 30 days after the giving of written notice thereof the Company.

In the event of termination of the merger agreement by either the Company or Crafts Retail Holding, the merger agreement shall become void and have no effect, without any liability or obligation on the part of Crafts Retail Holding, Purchaser or the Company; provided, however, that no such termination shall relieve any party from any liability or damages resulting from a material and intentional breach by a party of any of its representations, warranties or covenants set forth in the merger agreement.

Fees and Expenses.    The merger agreement provides that all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses whether or not the merger is consummated.

The Company is required to pay Crafts Retail Holding a termination fee of $1.0 million within the time periods specified in the merger agreement if:

•	the merger agreement is terminated by Crafts Retail Holding pursuant to the termination right described in the first subsection of the second bullet under the heading "–Termination and Expenses" above or in the fourth bullet under such heading above (insofar as the termination right in that fourth bullet above relates to breaches of representations, warranties or covenants contained in the merger agreement) and within 18 months after such termination, the Company or any of its subsidiaries enters into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract with respect to, or consummates, any takeover proposal (provided that all references to "15%" in the "term takeover proposal" will, for purposes of this paragraph be deemed references to "30%");

•	the merger agreement is terminated by the Company pursuant to the sixth bullet under the heading "– Termination and Expenses" above; or

•	the merger agreement is terminated by Crafts Retail Holding pursuant to the third bullet under the heading "– Termination and Expenses" above.

Amendment.    The merger agreement may be amended in writing signed on behalf of each of the Parties thereto by the parties thereto at any time, whether before or after the Stockholder approval of the merger has been obtained and whether before or after adoption of the merger agreement by the stockholder of Purchaser; provided, however, that after such approval or adoption has been obtained, there shall be made no amendment that by law requires further approval or adoption by stockholders without such further approval or adoption.

Extension; Waiver.    At any time prior to the effective time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant thereto or (c) waive compliance with any of the agreements or conditions contained therein; provided, however, that after the Stockholder approval of the merger has been obtained or after adoption of the merger agreement by the stockholder of Purchaser, there shall be made no waiver that by law requires further approval or adoption by stockholders without such further approval or adoption. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure or delay by any party to the merger agreement to assert any of its rights under the merger agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to the merger agreement of any of its rights under the merger agreement preclude any other or further exercise of such rights or any other rights under the merger agreement.

Stock Purchase Agreement

On September 13, 2004, Crafts Retail Holding and Purchaser entered into a stock purchase agreement, dated as of that date, with Stanley Berenzweig, Doris Berenzweig, The Doris and Stanley Berenzweig Charitable Foundation Inc., Mona Adelson, Gail Loia, Steven Barnett and Judith Lombardo who collectively own 2,671,199 shares which represent approximately 55.7% of the Company's outstanding shares. Pursuant to the terms of the stock purchase agreement, Purchaser acquired all 2,671,199 shares from these stockholders at a purchase price per share equal to the offer price. The aggregate consideration for the shares acquired by Purchaser was $11,486,155.70. In addition, each stockholder has agreed in the stock purchase agreement not to acquire any securities or assets of the Company for a specified period of time related to the merger and to tender shares issuable upon exercise of options or other rights to purchase shares in accordance with the terms of the offer.

Management Services Agreement

Sun Capital Partners Management III, LLC, an affiliate of the Purchaser, has entered into a Management Services Agreement, dated the date of the merger agreement, whereby Sun Management III will provide various administrative and management services to the Company in exchange for an annual fee equal to the greater of $400,000 or 6% of the Company's EBITDA (as defined in the Management Services Agreement). On September 13, 2004, the Company paid to Sun Management III $83,516, the pro rated amount of the quarterly installment on this annual fee. Sun Management III is also entitled to receive additional management consulting fees equal to 1% of the aggregate consideration paid to or by the Company, its subsidiaries or stockholders in connection with significant corporate events involving the Company or its subsidiaries or stockholders, including the closing of the acquisition of shares under the stock purchase agreement and the consummation of the offer and the merger. The fee in connection with the current transactions is due on the earlier of the effective time of the merger and December 12, 2004. The Company has also agreed to reimburse Sun Management III for the reasonable out-of-pocket costs and expenses that Sun Management III incurs, and will indemnify Sun Management III, and its agents and affiliates for damages they suffer, in connection with providing these services. The term of the Management Services Agreement extends from its effective date, September 13, 2004, until the earlier of the tenth anniversary of the effective date and the date on which affiliates of Purchaser no longer own or control at least 30% of the voting power of the Company.

Confidentiality Agreement

On May 13, 2004, the Company's financial advisors, SunTrust, executed, as the Company's agent, a confidentiality agreement with Sun Capital Partners Group, Inc., an affiliate of Purchaser. The confidentiality agreement contains customary provisions pursuant to which, among other things, Sun Capital Partners Group agreed on behalf of itself and its representatives, subject to limited exceptions, to maintain the confidentiality of nonpublic, confidential or proprietary information regarding the Company furnished by the Company to Sun Capital Partners Group in connection with evaluating a potential acquisition of, or investment transaction with, the Company. In addition, Sun Capital Partners Group agreed not to disclose to any third parties the fact that negotiations were taking place. The confidentiality agreement also contains a two-year employee non-solicitation clause and a one-year restriction on the acquisition of Company common stock. The term of the confidentiality agreement expires on the second anniversary of the date of the agreement.

Letter of Intent

On August 3, 2004, Sun Capital Partners Group entered into a non-binding letter of intent agreement with the Company. The letter of intent agreement contains customary provisions pursuant to which, among other things, the Company agreed, subject to limited, but customary, exceptions, that for a period of 30 days neither it nor any of its subsidiaries or affiliates, nor any of their respective directors, officers, managers, employees, agents advisors or representatives will solicit offers for, or discuss, a possible sale, merger combination, consolidation, restructuring, recapitalization, refinancing or other disposition of all or any material part of the Company or its subsidiaries or any of its or its subsidiaries assets or issued or unissued capital stock with any other party other than Sun Capital Partners Group, or provide any information to any party other than Sun Capital Partners Group in that connection. The 30-day exclusivity period contained in the letter of intent was extended through September 17, 2004 pursuant to a letter agreement entered into by the parties on September 10, 2004.

12.    Merger and Appraisal Rights; "Going Private" Rules.

Stockholder Approval.    Under the DGCL, the approval of the Company's board of directors and the affirmative vote of the holders of a majority of the outstanding Shares are required to adopt and approve the merger agreement and the merger. The Company has represented in the merger agreement that the execution and delivery of the merger agreement by the Company and the consummation by the Company of the transactions contemplated by the merger agreement have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval of the merger by the Company's stockholders if required in accordance with the DGCL. In addition, the Company has represented that the affirmative vote of the holders of a majority of the outstanding shares is the only vote of the holders of any class or series of the Company's capital stock which is necessary to approve the merger agreement and the transactions contemplated thereby, including the merger. Therefore, unless the merger is consummated pursuant to the short-form merger provisions under the DGCL described below (in which case no further corporate action by the stockholders of the Company will be required to complete the merger), the only remaining required corporate action of the Company will be the approval of the merger agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the shares. The Company has agreed to duly call, give notice of, convene and hold a special meeting of stockholders. The merger agreement provides that Crafts Retail Holding will vote, or cause to be voted, all of the shares then owned by Crafts Retail Holding, Purchaser or any of Crafts Retail Holding's other affiliates in favor of the approval of the merger and the adoption of the merger agreement. Because Purchaser acquired in the aggregate approximately 55.7% percent of the shares upon consummation of the transaction under the stock purchase agreement, Purchaser has the ability to effect the merger without the affirmative votes of any other stockholders.

The offer does not constitute a solicitation of proxies or consents. Any such consolidation which Purchaser might make will be made pursuant to separate proxy or consent solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

Short-Form Merger.    Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge itself into such corporation without any action or vote on the part of the board of directors or the stockholders of such other corporation. In the event that Purchaser acquires in the aggregate at least 90% of the outstanding shares, pursuant to the offer or otherwise, then, at the election of Purchaser, a short-form merger could be effected without any approval of the Company's board of directors or stockholders, subject to compliance with the provisions of Section 253 of the DGCL. Even if Purchaser does not own 90% of the outstanding shares following consummation of the offer, Purchaser could seek to purchase additional shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The per share consideration paid for any shares so acquired may be greater or less than that paid in the offer. Crafts Retail Holding presently intends to cause Purchaser to effect a short-form merger if permitted to do so under the DGCL. You should be aware, however, that if we waive the 90% threshold with respect to the merger, we may proceed to secure the approval of the merger agreement by a vote of the Company's stockholders at a meeting called for that purpose, which approval may be obtained without the vote of any stockholder other than Purchaser.

Appraisal Rights.    Holders of the shares do not have appraisal rights in connection with the offer. However, if the merger is consummated, holders of the shares at the effective time of the merger will have certain rights pursuant to the provisions of Section 262 of the DGCL, including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of their shares. Dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon from the date of merger, if any. Any such judicial determination of the fair value of the shares could be based upon factors other than, or in addition to, the price per share to be paid in the merger or the market value of the shares. The value so determined could be more or less than the price per share to be paid in the merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached as Schedule C to this offer to purchase. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holder's shares will be automatically converted into, and represent only the right to receive, the merger consideration, without interest.

Rule 13e-3; Going Private.    Because Purchaser is an affiliate of the Company the transactions contemplated herein constitute a "going private" transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction, be filed with the Commission and disclosed to minority stockholders prior to consummation of the transaction. Purchaser has provided this information in this offer to purchase. Purchaser does not presently intend to file a Form 15 to evidence the termination of the Company's duty to file reports pursuant to Section 15(d) of the Exchange Act until after the merger is complete.

13.    Dividends and Distributions.

The merger agreement provides that prior the effective time of the merger, neither the Company nor any subsidiary of the Company shall:

•	except for payments of dividends by a subsidiary of the Company, declare, pay or set aside any dividend or other distribution or payment with respect to, or split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock or its other securities; or

•	issue, deliver, sell, pledge or encumber, any shares of its capital stock or any other equity or voting interests or rights linked to the price of the Shares, or authorize any of the foregoing except for the issuance and sale of shares upon the exercise of stock options or warrants which are outstanding on the date of the merger agreement, and except for the granting of options to purchase Company common stock in the ordinary course consistent with past practice, not to exceed 100,000 shares.

14.    Conditions to the Offer.

Notwithstanding any other provisions of the offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the offer at any time in its sole discretion (subject to the provisions of the merger agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered shares promptly after termination or withdrawal of the offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered shares, and may terminate or subject to the terms of the merger agreement or amend the offer as to any shares not then paid for, if at any time on or after the date of the merger agreement and before the scheduled expiration date of the offer, any of the following events shall occur:

(a)    there shall be pending any suit, action or proceeding by (i) seeking to prohibit or impose any material limitations on Crafts Retail Holding's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or seeking to compel Crafts Retail Holding or Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Crafts Retail Holding and their respective subsidiaries, in each case taken as a whole, (ii) challenging the acquisition by Crafts Retail Holding or Purchaser of any shares under the offer or merger or seeking to restrain or prohibit the making or consummation of the offer or the merger or the performance of any of the other transactions contemplated by the merger agreement, or seeking to obtain from the Company, Crafts Retail Holding or Purchaser any damages that are material in relation to the Company and its subsidiaries, taken as a whole, (iii) seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase some or all of the shares pursuant to the offer and the merger, (iv) seeking to impose material limitations on the ability of Purchaser or Crafts Retail Holding effectively to exercise full rights of ownership of the shares, including, without limitation, the right to vote the shares purchased by it on all matters properly presented to the Company's stockholders, or (v) which otherwise is reasonably likely to have a material adverse change in the business, assets, properties, condition (financial or otherwise), or results of operations or prospects of the Company and its subsidiaries, taken as a whole; or

(b)    there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the offer or the merger, or any other action shall be taken by any governmental entity, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

(c)    there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the NYSE or in the Nasdaq National Market System, for a period in excess of forty eight hours, or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); or

(d)    there shall have occurred any material adverse effect (or any event, change, effect or fact that, could reasonably be expected to result in any material adverse effect) on the Company; or

(e)    the Company's board of directors or any committee or member thereof (i) shall have withdrawn, modified or changed in a manner adverse to Crafts Retail Holding or Purchaser its approval or recommendation of the offer, the merger agreement or the merger, (ii) shall have recommended the approval or acceptance of a takeover proposal, a person other than Crafts Retail Holding, Purchaser or their affiliates, (iii) shall have executed an agreement in principle or definitive agreement relating to a takeover proposal or similar business combination with a person other than Crafts Retail Holding, Purchaser or their affiliates or (iv) shall have adopted any resolution or committed to effect any of the foregoing; or

(f)    any of the representations and warranties of the Company set forth in the merger agreement (other than that in Section 4.01(c) relating to capital structure which shall be true and correct in all respects) shall not be true and correct, without giving effect to any qualification as to materiality or material adverse effect as of the date of the merger agreement and the expiration date except to the extent that such failures to be true and correct, in the aggregate, do not and would not reasonably be expected to result in a material adverse effect on the Company; or

(g)    the Company shall have failed to perform or comply in any material respect with any obligation, agreement or covenant of the Company to be performed or complied with by it under the merger agreement (other than those in Sections 5.01(a)(i) and (ii) which shall have been performed and complied with in all respects); or

(h)    the merger agreement shall have been terminated in accordance with its terms; or

(i)    no legal restraint that has the affect of preventing the consummation of the offer shall be in effect;

which in the sole judgment of Crafts Retail Holding or Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Crafts Retail Holding or Purchaser) giving rise to such condition, makes it inadvisable to proceed with the offer and/or with such acceptance for payment of or payment for shares.

The foregoing conditions are for the sole benefit of Crafts Retail Holding and Purchaser, may be waived by Crafts Retail Holding or Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Crafts Retail Holding or Purchaser on or before the expiration of the offer. The failure by Crafts Retail Holding or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time on or before the expiration of the offer.

15.    Certain Legal Matters.

Except as described in this Section 15, based on information provided by the Company, none of the Company, Purchaser or Crafts Retail Holding is aware of any license or regulatory permit that appears to be material to the business of the Company that might be adversely affected by Purchaser's acquisition of shares pursuant to the offer or of any material approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required prior to the acquisition of the shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser and Crafts Retail Holding presently contemplate that such approval or other action will be sought. While, except as otherwise described in this offer to purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, shares tendered pursuant to the offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any shares tendered. See "The Tender Offer – Section 14 – Conditions to the Offer" for certain conditions to the offer, including conditions with respect to governmental actions.

State Antitakeover Statutes.    A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Crafts Retail Holding and Purchaser do not believe that the antitakeover laws and regulations of any state will by their terms apply to the offer and the merger, and neither Crafts Retail Holding nor Purchaser has attempted to comply with any state antitakeover statute or regulation. The Company represented and warranted to Crafts Retail Holding that the Company's board of directors has taken the necessary action to render Section 203 of the DGCL, and any other potentially applicable anti-takeover or similar statute or regulation, inapplicable to the merger agreement and the transactions contemplated hereby. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the offer and nothing in this offer to purchase or any action taken in connection with the offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for shares tendered pursuant to the offer or may be delayed in consummating the offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any shares tendered pursuant to the offer. See "The Tender Offer – Section 14 – Conditions to the Offer."

Federal Reserve Board Regulations.    Regulations T, U and X (the "Margin Regulations") of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. As described in "The Tender Offer – Section 10 – Source and Amount of Funds" of this offer to purchase, it is anticipated that the source of funds for the offer and merger will be a combination of equity contributions from our affiliates Sun Capital Partners III LP and Sun Capital Partners III QP LP and loans from one or more banks or other institutional lenders. The exact form of any additional financing from banks or institutional lenders, to the extent available on commercially reasonable terms, has not been determined. However, no such additional financing will be directly or indirectly secured by the shares or other securities which constitute margin stock. Accordingly, all financing for the offer will be in full compliance with the Margin Regulations.

16.    Fees and Expenses.

Purchaser has retained D.F. King & Co., Inc. to act as the information agent and The Colbent Corporation to act as the depositary in connection with the offer. The information agent may contact holders of shares by personal interview, mail, telephone, facsimile and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the offer materials to beneficial holders. The information agent and the depositary will each receive reasonable and customary compensation for their services, an estimate of which is contained in the table below.

Neither Crafts Retail Holding nor Purchaser nor the Company will pay any fees or commissions to any broker or dealer or other person (other than the information agent) for making solicitations or recommendations in connection with the offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offer materials to their customers.

The following is an estimate of the fees and expenses to be incurred in connection with the offer and the merger, all of which are expected to be paid by the Company upon consummation of the merger:

Filing Fees	$1,200
Legal Fees and Expenses	$1,650,000
Accounting Fees and Expenses	$150,000
Investment Banking Fees	$620,000
Depositary Fees	$7,500
Solicitation Expenses	$10,000
Printing and Mailing Costs	$25,000
Miscellaneous	$600,000
Total	$3,063,700

17.    Miscellaneous.

The offer is being made to all holders of shares other than the Company and its subsidiaries. Purchaser is not aware of any jurisdiction in which the making of the offer or the tender of shares in connection therewith would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Purchaser by or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Crafts Retail Holding or Purchaser not contained herein or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser, Crafts Retail Holding and certain of their affiliates have filed with the Commission the Schedule TO pursuant to Rule 14d-3 under the Exchange Act furnishing certain additional information with respect to the offer. Such Schedule includes within it the information required by the Commission's Schedule 13E-3 relating to "going private" transactions. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth in "The Tender Offer – Section 8 – Certain Information Concerning the Company" of this offer to purchase.

Crafts Retail Acquisition Corp., a wholly owned subsidiary of Crafts Retail Holding Corp., and an affiliate of each of Sun Capital Partners III, LP and Sun Capital Partners III QP, LP

September 22, 2004

SCHEDULE A

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS
OF THE PURCHASER GROUP

Directors and Executive Officers of Purchaser and Crafts Retail Holding.    The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser and Crafts Retail Holding. Each such person is a citizen of the United States. The principal business address of each person is c/o 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486. Unless otherwise indicated, each person has held his or her present position as set forth below, or has been an executive officer of the specified entity for the past five years.

Crafts Retail Acquisition Corp.

Name	Title	Present Principal Occupation or Employment; Material Positions Held During Past Five Years
Mark J. Leder	Vice President	Mr. Leder has served as Managing Director of Sun Capital Partners, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Leder was a Senior Vice President of Lehman Brothers in New York. Mr. Leder is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.

Rodger R. Krouse	Vice President	Mr. Krouse has served as Managing Director of Sun Capital Partner, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Krouse was a Senior Vice President of Lehman Brothers in New York. Mr. Krouse is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.

C. Deryl Couch	Vice President	Mr. Couch has served as Senior Vice President and General Counsel of Sun Capital Partners, Inc. since May 2000. From June 1998 to May 2000, Mr. Couch served as the Senior Vice President, Deputy General Counsel of Unicapital Corporation.

Michael Fieldstone	Director & Vice President	Mr. Fieldstone has served as Vice President of Sun Capital Partners, Inc. since March 2004. He joined Sun Capital Partners as an Associate in June 2001. From June 1999 to June 2001, Mr. Fieldstone served as Investment Principal of Apollo Advisors. Prior to that, he was a financial analyst in the Mergers and Acquisitions Group of Salomon Smith Barney.

Crafts Retail Holding Corp.

Name	Title	Present Principal Occupation or Employment; Material Positions Held During Past Five Years
Mark J. Leder	Vice President	Mr. Leder has served as Managing Director of Sun Capital Partners, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Leder was a Senior Vice President of Lehman Brothers in New York. Mr. Leder is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.

Rodger R. Krouse	Vice President	Mr. Krouse has served as Managing Director of Sun Capital Partner, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Krouse was a Senior Vice President of Lehman Brothers in New York. Mr. Krouse is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.

C. Deryl Couch	Vice President	Mr. Couch has served as Senior Vice President and General Counsel of Sun Capital Partners, Inc. since May 2000. From June 1998 to May 2000, Mr. Couch served as the Senior Vice President, Deputy General Counsel of Unicapital Corporation.

Michael Fieldstone	Director & Vice President	Mr. Fieldstone has served as Vice President of Sun Capital Partners, Inc. since March 2004. He joined Sun Capital Partners as an Associate in June 2001. From June 1999 to June 2001, Mr. Fieldstone served as Investment Principal of Apollo Advisors. Prior to that, he was a financial analyst in the Mergers and Acquisitions Group of Salomon Smith Barney.

Sun Crafts Retail, LLC

Name	Title	Present Principal Occupation or Employment; Material Positions Held During Past Five Years
Marc J. Leder	Co-CEO	Mr. Leder has served as Managing Director of Sun Capital Partners, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Leder was a Senior Vice President of Lehman Brothers in New York. Mr. Leder is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.
Rodger R. Krouse	Co-CEO	Mr. Krouse has served as Managing Director of Sun Capital Partner, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Krouse was a Senior Vice President of Lehman Brothers in New York. Mr. Krouse is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.

Sun Capital Partners III, LLC

Name	Title	Present Principal Occupation or Employment; Material Positions Held During Past Five Years
Marc J. Leder	Co-CEO	Mr. Leder has served as Managing Director of Sun Capital Partners, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Leder was a Senior Vice President of Lehman Brothers in New York. Mr. Leder is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.

Rodger R. Krouse	Co-CEO	Mr. Krouse has served as Managing Director of Sun Capital Partner, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Krouse was a Senior Vice President of Lehman Brothers in New York. Mr. Krouse is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.

SCHEDULE B

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of September 13, 2004, as to the beneficial ownership of the Company's common stock (including shares which may be acquired within sixty days pursuant to stock options) of each director of the Company, each incoming director of the Company and each executive officer of the Company listed in the Summary Compensation Table of the Company filed with the Commission, all directors and executive officers as a group and persons known by the Company to beneficially own 5% or more of the outstanding shares of common stock. Unless otherwise indicated, the address of each person below is care of the Company, 111 Wagaraw Road, Hawthorne, New Jersey 07506-2711. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

Name of Owner	Shares of Common Stock Beneficially Owned		Percentage of Class
Crafts Retail Acquisition Corp.
Crafts Retail Holding Corp.
Sun Crafts Retail, LLC
Sun Capital Partners III, LP
Sun Capital Partners III QP, LP
Sun Capital Advisors III, LP
Sun Capital Partners III, LLC c/o Sun Capital Partners, Inc. 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486	2,671,199	(1)	55.7%
Rodger R. Krouse c/o Sun Capital Partners, Inc. 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486	–	(1)
Marc J. Ledger c/o Sun Capital Partners, Inc. 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486	–	(1)
Clarence E. Terry c/o Sun Capital Partners, Inc. 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486	–
T. Scott King c/o Sun Capital Partners, Inc. 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486	–
Jeffrey C. Gerstel	77,100	(2)	1.6%
Steven B. Barnett	15,000	(3)	*
Judith Lombardo	15,000	(3)	*
Alan C. Mintz	2,100		*
Fred J. Damiano	1,050		*
Mario Ciampi	1,000		*
Leonard M. Settanni	10,000	(4)	*
Bruce J. Miller	13,000	(5)	*
Patricia A. Dahlem	–		*
All directors, incoming directors and executive officers as a group (13 persons)	2,805,449		57.1%

B-1

(1)	By filing of Statement on Schedule 13D on September 13, 2003 (the "Schedule 13D"), Messrs. Marc J. Leder and Rodger R. Krouse together with the Purchaser, Crafts Retail Holding Corp., Sun Crafts Retail, LLC, Sun Capital Advisors III, LP, Sun Capital Partners III, LLC, Sun Capital Partners III, LP, and Sun Capital Partners III QP, LP jointly disclosed that they beneficially own the shares of common stock purchased by the Purchaser and that Messrs. Leder and Krouse may each be deemed to control the identified entities as each own 50% of the membership interests in Sun Capital Partners III, LLC, which in turn is the general partner of Sun Capital Advisors III, LP, which in turn is the general partner of Sun Capital Partners III, LP and Sun Capital Partners III QP, LP. Sun Capital Partners III, LP and Sun Capital Partners III QP, LP together own 100% of the equity interests of Sun Crafts Retail, which in turn owns 100% of the equity interest of Sun Crafts Holding which in turn owns 100% of the equity interest of the Purchaser. The Schedule 13D reports that the reporting parties have shared voting and dispositive power of the shares of common stock.

(2)	Represents 63,400 shares subject to presently exercisable stock options at $3.006 per share.

(3)	Represents shares subject to presently exercisable stock options at $2.34 per share.

(4)	Represents shares subject to presently exercisable stock options at $3.188 per share.

(5)	Represents 3,500 shares subject to presently exercisable stock options at $2.375 per share and 6,500 shares subject to presently exercisable stock options at $1.86 per share.

*	Less than 1 percent.

B-2

SCHEDULE C

§ 262 Appraisal Rights.

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)    Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)    After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

SCHEDULE D

PROJECTIONS

Rag Shops
(Dollars in Thousands)

	Historical Year Ended August			Projected Year Ending August
PROJECTED CASH FLOWS [1]	2002	2003	2004	2005	2006	2007	2008	2009
Total Revenue	$110,672	$115,547	$118,248	$128,303	$139,068	$154,050	$170,647	$189,032
% Growth	NA	4.4%	2.3%	8.5%	8.4%	10.8%	10.8%	10.8%
Cost of Sales	73,067	76,932	64,331	69,213	74,520		91,294	101,130
Gross Margin	37,605	38,615	53,918	59,090	64,548	71,635	79,353	87,902
% of Total Revenue	34.0%	33.4%	45.6%	46.1%	46.4%	46.5%	46.5%
Selling, General and Admin. Expenses	37,117	39,643	54,666	57,461	60,720	66,183	73,314	81,212
EBITDA	1,712	189	(748)	1,629	3,828	5,452	6,039	6,690
% of Total Revenue	1.5%	0.2%	(0.6%)	1.3%	2.8%	3.5%	3.5%	3.5%
Depreciation and Amortization	1,225	1,217	1,562	1,500	1,545	1,545	1,387	1,542
% of Total Revenue	1.1%	1.1%	1.3%	1.2%	1.1%	1.0%	0.8%	0.8%
Operating Income	$488	($705)	($2,310)	$129	$2,283	$3,907	$4,653	$5,148
Effective Tax Rate				39.0%	39.0%	39.0%	39.0%	39.0%
CASH SOURCES
Earnings Before Interest and After Tax				$78	$1,393	$2,383	$2,838	$3,141
Depreciation and Amortization Expense				1,500	1,545	1,545	1,387	1,542
TOTAL SOURCES				$1,578	$2,938	$3,928	$4,225	$4,682
CASH USES
Capital Expenditures				$1,050	$1,550	$1,550	$1,550	$1,550
Increase (Decrease) in Current Assets Except Cash				1,063	1,913	412	4,099	4,540
(Increase) Decrease in Current Liabilities Except Debt				(600)	(1,127)	(831)	(1,840)	(2,038)
Increase (Decrease) in Working Capital				463	786	(419)	2,259	2,503
TOTAL USES				$1,513	$2,336	$1,131	$3,809	$4,053
FREE CASH FLOW				$66	$602	$2,797	$416	$629

[1]	Based on Company estimates for 2005 through 2009.

D-1

	Fiscal Year Ending August
	2002	2003	2004	2005	2006	2007	2008	2009
Working Capital Assets	$32,820	$34,835	$34,658	$35,721	$37,633	$38,045	$42,144	$46,684
% of Total Revenue	29.7%	30.1%	29.3%	27.8%	27.1%	24.7%	24.7%	24.7%
Working Capital Liabilities	$14,559	$17,432	$14,518	$15,118	$16,245	$17,075	$18,915	$20,953
% of Total Revenue	13.2%	15.1%	12.3%	11.8%	11.7%	11.1%	11.1%	11.1%
	Fiscal Year Ending August
Current Assets	2002	2003	2004	2005	2006	2007	2008	2009
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0
AR/Revenue	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Inventory	$30,327	$31,995	$31,407	$32,470	$34,382	$34,794	$38,543	$42,695
Inventory/Revenue	27.4%	27.7%	26.6%	25.3%	24.7%	22.6%	22.6%	22.6%
Other Current Assets	$2,493	$2,839	$3,251	$3,251	$3,251	$3,251	$3,601	$3,989
Other Assets/Revenue	2.3%	2.5%	2.7%	2.5%	2.3%	2.1%	2.1%	2.1%
Current Liabilities
Accounts Payable	$10,308	$11,432	$11,846	$12,197	$12,228	$13,074	$14,483	$16,043
AP/Cost of Sales	14.1%	14.9%	18.4%	17.6%	16.4%	15.9%	15.9%	15.9%
Other Current Liabilities	$4,251	$6,000	$2,672	$2,920	$4,016	$4,001	$4,432	$4,910
Other /Cost of Sales	5.8%	7.8%	4.2%	4.2%	5.4%	4.9%	4.9%	4.9%
	Fiscal Year Ending August
	2002	2003	2004	2005	2006	2007	2008	2009
Total Revenue	$110,672	$115,547	$118,248	$128,303	$139,068	$154,050	$170,647	$189,032
Cost of Sales	$73,067	$76,932	$64,331	$69,213	$74,520	$82,415	$91,294	$101,130
	Fiscal Year Ending August
Capital Expenditures	2002	2003	2004	2005	2006	2007	2008	2009
Total	$1,359	$1,581	$250	$1,050	$1,550	$1,550	$1,550	$1,550

D-2

The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the depositary, at the applicable address set forth below:

The Depositary for the Offer is:

The Colbent Corporation

By Mail:

The Colbent Corporation
P.O. Box 859208
Braintree, MA 02185-9208

By Hand or Overnight Delivery:

The Colbent Corporation
161 Bay State Dr.
Braintree, MA 02184

For Notice of Guaranteed
Delivery:
(for Eligible Institutions only)

By Facsimile Transmission:
(781) 380-3388

To Confirm Facsimile
Transmission Only:
(781) 843-1833 x200

Any questions or requests for assistance or additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery and the other tender offer materials may be directed to the information agent at the address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street
22nd Floor
New York, New York 10005

Banks & Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 769-4414